International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

December 31, 2016

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

DECEMBER 31, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

I.	Executive Summary	2
II.	Overview	4
III.	Financial Performance and Risk Management	5
IV.	Summary of Fair Value Results	14
V.	Governance	16

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2016    1

I.	Executive Summary

This document should be read together with the International Bank for Reconstruction and Development’s (IBRD) Financial Statements and Management’s Discussion and Analysis (MD&A) for the fiscal year ended June 30, 2016 (FY16). IBRD undertakes no obligation to update any forward looking statements. Box 1 provides IBRD’s selected financial data as of, and for the six months ended, December 31, 2016 and 2015, as well as for the fiscal year ended June 30, 2016.

IBRD, an international organization owned by its 189 member countries, is one of the largest Multilateral Development Banks (MDB) in the world and is one of the five institutions of the World Bank Group (WBG)1. Each of these institutions is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD provides loans, guarantees, and knowledge for development focused projects and programs to creditworthy middle-income and low-income countries. Its main business activity is extending loans to its eligible member countries. As of December 31, 2016, IBRD’s net loans outstanding were $171.1 billion, an increase of $3.5 billion from June 30, 2016 (Section III).

IBRD had a net loss on a reported basis of $778 million for the first six months of the fiscal year ending June 30, 2017 (FY17), compared to net income of $332 million during the same period in FY16. The reported net loss for the first six months of FY17, primarily reflects unrealized mark-to-market losses experienced on the non-trading portfolios. The net income in the first six months of FY16 was primarily due to unrealized mark-to-market gains experienced on these non-trading portfolios. See Financial Results Section (Section III) and Summary of Fair Value Analysis Section (Section IV).

IBRD’s allocable income during the first six months of FY17 was $267 million, an increase of $184 million from the same period in FY16. The increase was primarily due to the lower provision for losses on loans and other exposures, and higher net interest revenue during the year. See Financial Results Section (Section III).

[1]	The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

2    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2016

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the six months ended		As of and for fiscal year
	December 31, 2016	December 31, 2015	June 30,2016
Lending Highlights (Section III)

Commitments [a]	$10,609	$17,040	$29,729
Gross disbursements	9,729	14,040	22,532
Net disbursements [b]	5,279	9,572	13,197

Reported Basis (Section III)

Income Statement

Board of Governors-approved and other transfers	$497	$650	$705
Net income (loss)	(778)	332	495

Balance Sheet

Total assets	$377,039	$349,105	$371,260
Net investment portfolio	58,471	45,373	51,760
Net loans outstanding	171,115	163,103	167,643
Borrowing portfolio	190,166	167,691	178,231

Key Management Indicators (Section III)
Allocable Income	$267	$83	$593

Usable Equity [c]	$39,049	$40,125	$39,424

Equity-to-loans Ratio [d]	22.1%	24.2%	22.7%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation (IFC), and loan origination fees.
c.	Excluding amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Ratio is computed using usable equity and excludes the respective periods’ income. Full year June 30, 2016 amount includes proposed transfer to the General Reserve, which was subsequently approved by IBRD’s Executive Directors on August 4, 2016.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2016    3

II.	Overview

The mission of the WBG is defined by two goals: to end extreme poverty by reducing the percentage of people living on less than $1.90 per day to no more than 3% globally by 2030; and to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population of every developing country.

Business Model

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. IBRD’s sound financial and risk management policies and practices have enabled it to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks. Figure 1 illustrates IBRD’s business model.

Figure 1: IBRD’s Business Model

IBRD pursues the above mentioned development goals primarily by providing loans, guarantees, and knowledge for development focused projects and programs to creditworthy middle-income and lower-income countries. IBRD’s main business activity is extending loans to its eligible member countries. IBRD offers its borrowers long-term loans that can have a final maturity of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs. Loans are offered on both fixed and variable terms, and in multiple currencies; though borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

In achieving these development goals, it is important for IBRD to intermediate funds for lending from international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. This is done by offering bonds to investors in various currencies, maturities, markets, and with fixed and variable terms, often opening up new markets for international investors by offering new products or bonds in emerging-market currencies. IBRD’s annual funding volumes vary from year to year. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing

4    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2016

portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the statement of income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, which are reported at fair value. Management uses the reported net income as the basis for deriving allocable income.

Fair Value Results

IBRD reflects all financial instruments at fair value in Section IV of the MD&A. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; to manage various market risks, including interest rate risk and commercial counterparty credit risk; and to monitor the results of the Equity Management Framework (EMF).

Allocable Income

IBRD makes net income distributions based on allocable income, derived from its reported net income. The primary differences between allocable income and reported net income are the unrealized gains/losses associated with its non-trading portfolios, as well as the expenses associated with the Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

IBRD makes extensive use of derivatives to manage its exposure to various market risks inherent in its trading and non-trading portfolios. These derivatives are primarily used to economically align the interest rate and currency bases of its assets and liabilities. However, they introduce volatility in IBRD’s reported net income through the unrealized mark-to-market gains and losses on these instruments.

In line with its financial risk management policies, IBRD intends to maintain its positions in the non-trading portfolios (loans, borrowings, and derivative instruments in the EMF). As a result, Management has consistently followed the practice of excluding unrealized mark-to-market gains and losses on its non-trading portfolios to arrive at allocable income, since adopting Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging in FY01, which required that derivatives be carried at fair value with changes going through the income statement.

III.	Financial Performance and Risk Management

Capital Adequacy

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board of Executive Directors (Board) monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures2 over a medium-term capital-planning horizon.

As shown on Table 1, IBRD’s equity-to-loans ratio decreased to 22.1% as of December 31, 2016, from 22.7% as of June 30, 2016, and remained above the 20% minimum ratio under the strategic capital adequacy framework. The decrease is primarily due to the increase in loan exposures during the period, driven by $5.3 billion of net loan disbursements.

Under IBRD’s currency management policy, to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivatives activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies. As a result, the exchange rate movements during the year did not have an impact on IBRD’s equity-to-loans ratio.

[2]	Other exposures include deferred drawdown options, irrevocable commitments, exposures to member countries’ derivatives, and guarantees.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2016    5

Table 1: Equity-to-Loans Ratio

In millions of U.S. dollars

			Variance
As of	December 31, 2016	June 30, 2016	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$14,992	$15,121	$(129)	$146	$(275)
Special reserve	293	293	—	—	—
General reserve [a]	27,021	27,021	—	—	—
Cumulative translation adjustment [b]	(999)	(753)	(246)	—	(246)
Other adjustments [c]	(2,258)	(2,258)	—	—	—

Equity (usable equity)	$39,049	$39,424	$(375)	$146	$(521)

Loans exposure	$173,043	$169,452	$3,591	$5,283	$(1,692)
Present value of guarantees	1,099	1,225	(126)	(81)	(45)
Effective but undisbursed DDOs	4,383	4,514	(131)	(131)	—
Relevant accumulated provisions	(1,709)	(1,607)	(102)	(117)	15
Deferred loan income	(444)	(441)	(3)	(7)	4
Other exposures	(62)	452	(514)	(515)	1

Loans (total exposure)	$176,310	$173,595	$2,715	$4,432	$(1,717)

Equity-to-Loans Ratio	22.1%	22.7%

a.	June 30, 2016 amount includes proposed transfer to the General Reserve, which was subsequently approved by IBRD’s Executive Directors on August 4, 2016.
b.	Excluding cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Other adjustments primarily relate to the net underfunded status of IBRD’s pension plans.

In 2010, IBRD’s shareholders approved the General and Selective Capital Increases (GCI/SCI), which became effective in FY11. As a result, IBRD is expected to receive $87 billion of subscribed capital, of which $5.1 billion will be paid in. The subscription period for eligible individual members is up to March 16, 2018 for the GCI; and up to March 16, 2017 for the SCI. As of December 31, 2016, $75.6 billion was subscribed, resulting in additional paid-in capital of $4.5 billion, of which $150 million was received during the first six months of FY17.	Figure 2: Status of FY11 GCI/SCI Subscriptions as of December 31, 2016 In billions of U.S. dollars

Financial Results

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure its financial strength and sustain its development activities. IBRD seeks to generate sufficient revenue to conduct its operations as well as to be able to set aside funds in reserves to strengthen its financial position, and provide support to IDA and to trust funds via income transfers for other developmental purposes.

IBRD’s primary sources of revenue are the following: the loan and investment revenue (both net of funding costs), and equity contribution. This revenue is used to cover IBRD’s administrative expenses, and provisions for loans and other exposures, as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA.

6    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2016

On a reported basis, IBRD had a net loss of $778 million for the first six months of FY17, compared with net income of $332 million during the same period in FY16. The net loss during the first six months of FY17 primarily relates to the unrealized mark-to-market losses experienced on the non-trading portfolios (See Table 2).

For the first six months of FY17, IBRD’s allocable income was $267 million, an increase of $184 million from the same period in FY16. The higher allocable income during the first six months of FY17 was primarily due to the lower provision for losses on loans and other exposures and higher net interest revenue, as discussed further in this section.

The following is a discussion on the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Table 2: Condensed Statement of Income

In millions of U.S. dollars
For the six months ended December 31,	2016	2015	Variance
	Figure 3: Equity Contribution For the six months ended December 31, In millions of U.S. dollars
Interest revenue, net of funding costs
Interest margin	$496	$438	$58
Equity contribution, (including EMF)	367	389	(22)
Investments	101	44	57

Net interest revenue	$964	$871	$93

Provision for losses on loans and other exposures, net [a]	(117)	(171)	54
Net non-interest expenses (Table 3)	(693)	(656)	(37)
Net other income (Table 4)	50	9	41
Board of Governors-approved and other transfers	(497)	(650)	153
Unrealized mark-to-market gains/(losses) on non-trading portfolios, net [b]
Borrowing portfolio	(271)	771	(1,042)
Loan portfolio	1,458	14	1,444
EMF	(1,682)	152	(1,834)
Asset-liability management portfolio	(2)	(2)	—
Client operations portfolio	12	(6)	18

Net Income (loss)	$(778)	$332	$(1,110)

Adjustments to reconcile net gains/(loss) to allocable income:
Pension and other adjustments	63	30	33
Board of Governors-approved and other transfers	497	650	(153)
Unrealized mark-to-market (gains)/losses on non-trading portfolios, net [b]	485	(929)	1,414

Allocable income	$267	$83	$184

a.	For the first six months of FY17 and FY16, amount is net of $1 million and $51 million respectively, with respect to income relating to the recognition of the risk coverage received (recoverable assets) associated with the MDB Exposure Exchange Framework Agreement (EEA) transactions, which are included in other non-interest revenue on IBRD’s statement of income.
b.	Adjusted to exclude amounts reclassified to realized gains (losses). See Table 13.

Interest Margin

Approximately 22% of IBRD’s net loans and other exposures are funded by equity, as indicated by the equity-to-loans ratio. For the portion of loans funded by borrowings, IBRD earned a net interest margin of $496 million for the first six months of FY17, an increase of $58 million from the same period in FY16. The higher net interest margin earned in FY17 is mainly due to the increase in the volume of loans outstanding (See Box 1), as well as the increase in the contractual spread on new loans, attributable to pricing measures adopted in FY14. The benefit from the higher pricing is gradual due to the application only on new loans and was subdued by the effect of a six-month lag in passing on IBRD’s increased borrowing costs to borrowing members.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2016    7

Equity Contribution

Equity contribution is primarily comprised of interest revenue earned from the EMF and any gains which have been realized during the year as a result of the termination of certain EMF positions. It also includes equity savings, revenue from the proportion of loans funded by equity, and certain minor adjustments including those relating to discontinued loan products. For the first six months of FY17 and FY16, the equity contribution amounted to $367 million and $389 million, respectively, largely unchanged.

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. The interest revenue on the loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses an EMF, which seeks to manage the sensitivity of IBRD’s revenue from loans funded by equity to fluctuations in short-term interest rates.

The fair value of the EMF changed from $2.2 billion as of June 30, 2016 to $0.5 billion as of December 31, 2016, consistent with the increase in the U.S. dollar interest rates during the first six months of FY17. The interest rate sensitivity of IBRD’s equity, as measured by duration was at 3.6 years as of December 31, 2016, within the Board approved range of zero to five years.

Net Non-Interest Expenses

As shown in Table 3, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of administrative expenses between IBRD and IDA is based on an agreed cost sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending activity between these two institutions.

The increase in net non-interest expenses of $37 million for the first six months of FY17 compared to the same period in FY16, was mainly due to higher pension costs of $87 million, partially offset by the decline in expenses relating to grant making facilities of $32 million during the year. The higher pension cost for the period was primarily due to the decline in the discount rate from June 30, 2015 to June 30, 2016, which is reflected in the higher amortization of unrecognized net actuarial losses and service costs (see Note H: Pension and Other Postretirement Benefits to the Condensed Quarterly Financial Statements).

8    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2016

Table 3: Net Non-Interest Expenses

In millions of U.S. dollars
For the six months ended December 31,	2016	2015	Variance
Administrative expenses
Staff costs	$464	$445	$19
Travel	75	78	(3)
Consultant and contractual services	168	177	(9)
Pension and other post-retirement benefits	200	113	87
Communications and technology	25	24	1
Equipment and buildings	61	64	(3)
Other expenses	16	21	(5)

Total administrative expenses	$1,009	$922	$87

Grant making facilities	19	51	(32)
Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(224)	(205)	(19)
Other revenue	(111)	(112)	1

Total revenue from externally funded activities	$(335)	$(317)	$(18)

Net non-interest expenses (Table 2)	$693	$656	$37

Net Other Income

Table 4 below provides details on the composition of net other income. The commitment fee income increased during the first six months of FY17 as a result of the increase in the proportion of undisbursed balances that is affected by the restoration of the 25 basis point commitment fee charged on undisbursed balances since FY15. The increase in PEBP income is due to positive investment returns experienced during the current period.

Table 4: Net Other Income

In millions of U.S. dollars
For the six months ended December 31,	2016	2015	Variance
Loan commitment fee income	$33	$14	$19
Guarantee fee income	4	4	0
Net earnings from Post-Employment Benefit Plan (PEBP)	12	(13)	25
Others	1	4	(3)

Net other income (Table 2)	$50	$9	$41

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on IBRD’s loan, borrowing, and EMF portfolios. Since IBRD intends to maintain its positions in the non-trading portfolios, unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are made on the basis of amounts which have been realized. See Section IV for details on the unrealized mark-to-market gains/losses on the EMF portfolio.

Loan portfolio

On a reported basis, while the derivatives which convert IBRD’s loans to variable rate instruments are reported at fair value, all loans are reported at amortized cost, with the exception of one loan with an embedded derivative, which is reported at fair value. As a result, while from an economic perspective, all of IBRD’s loans after the effect of derivatives carry variable rates, and therefore have a low sensitivity to interest rates, this is not reflected in its reported net income. In order to show the effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section IV for more details.

Borrowing portfolio

On a reported basis, all of the borrowings and the related derivatives are at fair value, and therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings. As a result, since IBRD does not hedge its own credit, the main component of the net unrealized mark-to-market gains and losses relates to the impact of the change in IBRD’s own credit. See Section IV for more details.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2016    9

Balance Sheet Analysis

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and proceeds of borrowings from capital markets.

Table 5: Condensed Balance Sheet

In millions of U.S. dollars
As of	December 31, 2016	June 30, 2016	Variance
Investments and due from banks	$58,730	$54,806	$3,924
Net loans outstanding	171,115	167,643	3,472
Receivable from derivatives	141,827	144,488	(2,661)
Other assets	5,367	4,323	1,044

Total assets	$377,039	$371,260	$5,779

Borrowings	$186,404	$181,723	$4,681
Payable for derivatives	144,442	141,741	2,701
Other liabilities	10,077	10,733	(656)
Equity	36,116	37,063	(947)

Total liabilities and equity	$377,039	$371,260	$5,779

Loan portfolio

As part of its lending activities, consistent with its mandate, IBRD has exposure to sovereign (country) credit risk. Country credit risk reflects potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages this risk by applying individual country exposure limits within an overall statutory lending limit as prescribed in the Articles. These limits take into account the creditworthiness and performance of borrowers. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Lending Activities

As of December 31, 2016, IBRD’s net loans outstanding amounted to $171.1 billion, an increase of $3.5 billion or approximately 2.1% compared with June 30, 2016. The increase was mainly attributable to $5.3 billion of net loan disbursements made in the first six months of FY17, partially offset by translation losses of $1.7 billion.

In the first six months of FY17, IBRD had new loan commitments totaling $10.6 billion, 38% lower than the same period in FY16 (Table 6). Gross disbursements during the first six months of FY17 were $9.7 billion, 31% lower than the same period in FY16 (Table 7). The decrease in commitments and disbursements was primarily as a result of lower Development Policy Financing committed during the first six months of FY17 compared to the same period last year, to the various regions.

Figure 4: Net Loans Outstanding In billions of U.S. dollars

10    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2016

Table 6: Commitments by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars
	December 31, 2016		December 31, 2015
For the six months ended	Commitments	% of total	Commitments	% of total	Variance
Africa	$649	6%	$390	2%	$259
East Asia and Pacific	1,223	12	1,390	8	(167)
Europe and Central Asia	3,113	29	5,165	30	(2,052)
Latin America and the Caribbean	1,802	17	3,695	22	(1,893)
Middle East and North Africa	3,432	32	4,900	29	(1,468)
South Asia	390	4	1,500	9	(1,110)

Total	$10,609	100%	$17,040	100%	$(6,431)

Table 7: Gross Disbursements by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars
	December 31, 2016		December 31, 2015
For the six months ended	Gross Disbursements	% of total	Gross Disbursements	% of total	Variance
Africa	$187	2%	$640	5%	$(453)
East Asia and Pacific	1,556	16	3,320	24	(1,764)
Europe and Central Asia	1,550	16	3,263	23	(1,713)
Latin America and the Caribbean	2,525	26	3,186	22	(661)
Middle East and North Africa	3,278	34	3,115	22	163
South Asia	633	6	516	4	117

Total	$9,729	100%	$14,040	100%	$(4,311)

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for about 63% of IBRD’s total exposure, as of December 31, 2016.

The concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an

Figure 5: Country Exposures as of December 31, 2016 In billions of U.S. dollars
Equitable Access Limit (EAL) and the Single Borrower Limit (SBL). There are currently five countries subject to the SBL. The SBL effective on December 31, 2016 was $20.0 billion for India and $19.0 billion for the other four SBL-eligible borrowing countries (Brazil, China, Indonesia, and Mexico), lower than the EAL of $29.3 billion at December 31, 2016.

IBRD also entered into Exposure Exchange Agreements (EEA) with MIGA, the African Development Bank (AfDB) and the Inter-American Development Bank (IADB). For each institution, EEAs, through diversification benefits, have the potential to help reduce credit risk at the portfolio level; improve the risk-weighted capital ratios especially by addressing exposure concentration concerns; and create lending headroom for individual borrowing countries where each institution may be constrained. These EEAs are treated as financial guarantees under U.S. GAAP. The EEA involves the receipt of a guarantee and the provision of a guarantee for non-payment in the reference portfolio by each institution to the other. As of December 31, 2016, IBRD had received guarantees of $3,688 million and provided guarantees of $3,687 million under the EEA ($3,694 million of guarantees received and $3,692 million of guarantees provided as of June 30, 2016). See Note D: Loans and Other Exposures to the Condensed Quarterly Financial Statements.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2016    11

Provision on Loans and Other Exposures

IBRD records a provision to reflect the probable losses inherent in its loan portfolio and other exposures, including protection provided under the EEA. As of December 31, 2016, IBRD had an accumulated provision for losses on loans and other exposures of $1,753 million, which was approximately 1% of these exposures, ($1,650 million as of June 30, 2016—1% of exposures). The accumulated provision for losses on loans and other exposures as of December 31, 2016, excludes the $43 million recoverable asset associated with the protection received under the EEA. The recoverable asset is included in other assets on the condensed quarterly balance sheet.

As of December 31, 2016, only 0.3% of IBRD’s loans were in nonaccrual status and were all related to Zimbabwe. (Refer to Note D: Loans and Other Exposures in the Notes to the Condensed Quarterly Financial Statements).

For the first six months of FY17, IBRD recorded a charge of $117 million for losses on loans and other exposures, reflecting an increase in net loan disbursements and the change in the credit quality of the loan portfolio during that period.

Investment Portfolio

Funds raised through IBRD’s borrowing activity which have not yet been deployed for lending, are held in IBRD’s investment portfolio to ensure liquidity for its operations. IBRD restricts its liquid assets to high-quality investments as its investment objective prioritizes principal protection over yield. Liquid assets are therefore managed conservatively, and are primarily held for potential disruptions in IBRD’s access to capital markets.

Liquid Asset Portfolio

As of December 31, 2016, the net investment portfolio totaled $58.5 billion (Figure 6), with $57.1 billion representing the liquid asset portfolio (see Note C: Investments to the Condensed Quarterly Financial Statements). This compares with an investment portfolio valued at $51.8 billion as at June 30, 2016, with $50.5 billion representing the liquid asset portfolio.

IBRD has operated at levels of liquidity in the range of between 140% and 175% of the prudential minimum. The prudential minimum liquidity level has been set at $27.5 billion for FY17, and the liquid asset portfolio was at 208% of this level as of December 31, 2016. The increased level of liquidity is in anticipation of large loan disbursements and debt redemptions in upcoming months.

Figure 6: Liquid Asset Portfolio In billions of U.S. dollars

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is managed by applying eligibility criteria, volume limits for transactions with individual counterparties, and using mark-to-market collateral arrangements for swap transactions. The effective management of this risk is vital to the success of IBRD’s funding, investment, and asset/liability management. The monitoring and managing of this risk is continuous, given the changing market environment.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio. As shown on Table 8, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 69% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The exposures with the AAA and AA rated counterparties primarily related to sovereign debt and deposits. The A rated counterparties primarily consisted of financial institutions (limited to short-term deposits and swaps) and sovereign debt. The sale of IBRD’s investment in a debt security issued by the Hypo Alpe-Adria Bank during the quarter, resulted in a significant decrease in the BB or lower rated exposure.

In FY07, IBRD purchased for $190 million a debt security issued by an Austrian bank, Hypo Alpe-Adria, which was fully guaranteed by the state of Carinthia. As of June 30, 2016, this debt security had a carrying value of $44 million. The loss in the value of the security from FY14 to FY16 was a result of a decline in the value of Hypo Alpe-Adria’s asset base, as well as doubts about the ability of Carinthia to meet all potential guarantee claims. During the period, IBRD accepted a tender offer to exchange its bond for a new zero coupon bond maturing over 18 years. This zero coupon bond was sold on the market for $79 million at the end of October 2016, resulting in gains of $35 million in the current fiscal year.

12    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2016

Table 8: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars
	As of December 31, 2016
	Investments
Counterparty Rating [a]	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure	% of Total
AAA	$8,756	$10,350	$—	$19,106	34%
AA	6,500	12,821	99	19,420	35
A	9,764	7,816	58	17,638	31
BBB	*	16	—	16	*
BB or lower/unrated	—	6	1	7	*

Total	$25,020	$31,009	$158	$56,187	100%

	As of June 30, 2016
	Investments
Counterparty Rating [a]	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure	% of Total
AAA	$10,954	$10,521	$—	$21,475	42%
AA	2,988	8,259	133	11,380	22
A	12,159	6,336	128	18,623	36
BBB	*	12	*	12	*
BB or lower/unrated	—	50	*	50	*

Total	$26,101	$25,178	$261	$51,540	100%

a.	Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies. IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.
*	Indicates amount less than $0.5 million or percentage less than 0.5%.

Investment Revenue

Investment revenue includes interest earned and mark-to-market gains and losses on the liquid asset portfolio, net of funding costs. During the first six months of FY17, this revenue amounted to $101 million, compared to $44 million during the same period in FY16. The increase during FY17, was due to higher net unrealized mark-to-market gains in FY17 resulting from the improvement in market conditions, compared to net unrealized mark-to-market losses in the same period during FY16.

Borrowing Portfolio

IBRD issues debt securities to both institutional and retail investors in a variety of currencies. During the first six months of FY17, IBRD raised medium and long-term debt of $31.9 billion in 15 currencies.

As of December 31, 2016, the borrowing portfolio totaled $190.2 billion, an increase of $12 billion from June 30, 2016 (see Note E: Borrowings in the Notes to the Condensed Quarterly Financial Statements). This increase was due to net new issuances of $13 billion in anticipation of large loan disbursements and debt redemptions for the upcoming months, partially offset by translation gains of $1.4 billion.

Figure 7: Borrowing Portfolio In billions of U.S. dollars

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2016    13

IV.	Summary of Fair Value Results

Fair Value Adjustments

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, to monitor the results of the EMF, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

As shown in Table 9, on a fair value basis, if interest rates increased by one basis point, IBRD would experience a net unrealized mark-to-market loss of approximately $22 million as of December 31, 2016.

Table 9: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars
	Interest Rate Effect on Fair Value Income	Credit Effect on Fair Value Income
As of December 31, 2016	Sensitivity [a] [c]	Sensitivity [b] [c]
Borrowing portfolio	$4	$66
Loan portfolio	(11)	(30)
EMF	(14)	—
Investment portfolio	(1)	(3)

Total (loss)/gains	$(22)	$39

a.	After the effects of derivatives.
b.	Excludes CVA adjustment on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates.
*	Sensitivity is marginal.

Figure 8 provides a further breakdown of how the use of derivatives affects the overall sensitivity of the loan and borrowing portfolios. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $66 million on the bonds. These would be significantly offset by the $62 million of net unrealized mark-to-market losses on the related swaps, resulting in net unrealized mark-to-market gains of $4 million for the portfolio.

Figure 8: Sensitivity to Interest Rates as of December 31, 2016

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Borrowing Portfolio	Loan Portfolio	EMF	Investment Portfolio
Net Sensitivity = $4 million	Net Sensitivity = $(11) million	Net Sensitivity= $(14) million	Net Sensitivity = $(1) million

For the first six months of FY17, IBRD experienced net unrealized mark-to-market losses on a fair value basis of $1,479 million on its non-trading portfolios. See Table 10 below for details.

Table 10: Summary of Fair Value Adjustments on Non-Trading Portfoliosa

In millions of U.S. dollars
For the six months ended December 31,	2016	2015
Borrowing portfolio	$(270)	$784
Loan portfolio	473	(891)
EMF	(1,682)	152

Total	$(1,479)	$45

a.	See Table 12 for reconciliation to the fair value comprehensive basis net income.

14    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2016

Effect of Interest and Credit

IBRD uses derivatives in its trading and non-trading portfolios to arrive at floating rate instruments, as part of its risk management strategies. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives is therefore low, resulting in relatively small interest rate related unrealized mark-to-market gains/losses in income (Figure 8).

Borrowing Portfolio

For the first six months of FY17, IBRD experienced $270 million of unrealized mark-to-market losses on the borrowing portfolio, which is mainly comprised of $383 million of unrealized mark-to-market losses due to the tightening of IBRD’s credit spreads relative to LIBOR. As shown on Table 9, the dollar value change corresponding to a one-basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $66 million of unrealized mark-to-market gains.

Loan Portfolio

For the first six months of FY17, IBRD experienced $473 million of unrealized mark-to-market gains on the loans portfolio, which is mainly comprised of $408 million of unrealized mark-to-market gains due to the improvement in the credit environment as reflect by the tightening of Credit Default Swaps (CDS) spreads for several of its borrowing member countries during the period. As shown on Table 9, the dollar value change corresponding to a one-basis-point upward parallel shift in CDS rates on the loan portfolio is about $30 million of unrealized mark-to-market losses. See the June 30, 2016, MD&A for a detailed discussion on how the credit risk of each portfolio is managed.

EMF

For the first six months of FY17, IBRD experienced $1.7 billion of unrealized mark-to-market losses on the EMF position, which reflected the impact of the increase in U.S. dollar interest rates during the period.

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income. Tables 11-13 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement.

Table 11: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars

	As of December 31, 2016				As of June 30, 2016
	Reported Basis	Adjustments		Fair Value Basis	Reported Basis	Adjustments		Fair Value Basis
Due from banks	$900	$—		$900	$1,284	$—		$1,284
Investments	57,830	—		57,830	53,522	—		53,522
Net loans outstanding	171,115	3,932		175,047	167,643	4,934		172,577
Receivable from derivatives	141,827	—		141,827	144,488	—		144,488
Other assets	5,367	—		5,367	4,323	—		4,323

Total assets	$377,039	$3,932		$380,971	$371,260	$4,934		$376,194

Borrowings	$186,404	$14	[a]	$186,418	$181,723	$13	[a]	$181,736
Payable for derivatives	144,442	—		144,442	141,741	—		141,741
Other liabilities	10,077	—		10,077	10,733	—		10,733

Total liabilities	340,923	14		340,937	334,197	13		334,210
Paid-in capital stock	15,955	—		15,955	15,805	—		15,805
Retained earnings and other equity	20,161	3,918		24,079	21,258	4,921		26,179

Total equity	36,116	3,918		40,034	37,063	4,921		41,984

Total liabilities and equity	$377,039	$3,932		$380,971	$371,260	$4,934		$376,194

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2016    15

Table 12: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions U.S. dollars
For the six months ended December 31,	2016	2015	Variance
Net income (loss) from Table 2	$(778)	$332	$(1,110)
Fair value adjustment on loans	(985)	(905)	(80)
Changes to AOCI:
Currency translation adjustments	(249)	(188)	(61)
Others	184	67	117

Net (loss) on fair value comprehensive basis	$(1,828)	$(694)	$(1,134)

Table 13: Fair Value Adjustments, net

In millions of U.S. dollars
	For the six months ended December 31, 2016
	Unrealized gains (losses) [a]	Realized gains	Fair Value Adjustment from Table 12	Other Adjustments		Total from Table 10
Borrowing portfolio [c]	$(271)	$2	$—	$(1	) [b]	$(270)
Loan portfolio [c]	1,458	—	(985)	—		473
EMF [d]	(1,682)	—	—	—		(1,682)
Asset-liability management portfolio [d]	(2)	—	—	2		—
Client operations portfolio	12	—	—	(12)		—

Total	$(485)	$2	$(985)	$(11)		$(1,479)

	For the six months ended December 31, 2015
	Unrealized gains (losses) [a]	Realized gains	Fair Value Adjustment from Table 12	Other Adjustments		Total from Table 10
Borrowing portfolio [c]	$771	$15	$—	$(2	) [b]	$784
Loan portfolio [c]	14	—	(905)	—		(891)
EMF [d]	152	—	—	—		152
Asset-liability management portfolio [d]	(2)	—	—	2		—
Client operations portfolio	(6)	—	—	6		—

Total	$929	$15	$(905)	$6		$45

a.	Includes amounts reclassified to realized mark-to-market gains (losses).
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000, included in AOCI.
c.	Includes related derivatives.
d.	Included in other derivatives on the condensed Balance Sheet.

V.	Governance

Auditor Independence

On December 7, 2016, the Board approved amendments to the policy on the appointment of an external auditor which will come into effect for the FY19 audit period. The primary amendments now permit the external auditor to provide non-prohibited non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management and in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.

Senior Management Changes

On September 27, 2016, Dr. Jim Yong Kim was appointed to a second five-year term as President of the World Bank Group, commencing on July 1, 2017.

On July 27, 2016, Sri Mulyani Indrawati resigned as Managing Director and Chief Operating Officer (MDCOO). Subsequently, on October 28, 2016, Kristalina Georgieva was appointed as IBRD’s Chief Executive Officer (CEO), effective January 2, 2017, which was a newly created position to replace the MDCOO position.

16    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2016

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

December 31, 2016

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    17

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	December 31, 2016 (Unaudited)	June 30, 2016 (Unaudited)
Assets
Due from banks—Notes C and K
Unrestricted cash	$825	$1,222
Restricted cash	75	62

	900	1,284

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $10 million—December 31, 2016; $14 million—June 30, 2016)—Note C	56,626	51,830
Securities purchased under resale agreements—Note C	1,204	1,692
Derivative assets
Investments—Notes C, F and K	34,046	25,889
Loans—Notes D, F and K	4,596	4,096
Client operations—Notes D, F, I and K	27,900	27,573
Borrowings—Notes E, F and K	73,926	83,965
Others—Notes F and K	1,359	2,965

	141,827	144,488

Loans outstanding—Notes D, I and K
Total loans	238,521	235,564
Less undisbursed balance	65,278	65,909

Loans outstanding (including a loan at fair value of $132 million—December 31, 2016; $123 million—June 30, 2016)	173,243	169,655
Less:
Accumulated provision for loan losses	1,684	1,571
Deferred loan income	444	441

Net loans outstanding	171,115	167,643
Other assets—Notes C, D, E and I	5,367	4,323

Total assets	$377,039	$371,260

18    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

	December 31, 2016 (Unaudited)	June 30, 2016 (Unaudited)
Liabilities
Borrowings—Notes E and K	$186,404	$181,723
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	960	1,685
Derivative liabilities
Investments—Notes C, F and K	32,468	26,536
Loans—Notes D, F and K	5,488	6,433
Client operations—Notes D, F, I and K	27,923	27,610
Borrowings—Notes E, F and K	77,688	80,473
Others—Notes F and K	875	689

	144,442	141,741

Other liabilities—Notes C, D and I	9,117	9,048

Total liabilities	340,923	334,197

Equity
Capital stock—Note B
Authorized (2,307,600 shares—December 31, 2016, and June 30, 2016)
Subscribed (2,203,793 shares—December 31, 2016, and 2,182,854 shares—June 30, 2016)	265,854	263,329
Less uncalled portion of subscriptions	249,899	247,524

Paid-in capital	15,955	15,805
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(303)	(320)
Receivable amounts to maintain value of currency holdings	(324)	(348)
Deferred amounts to maintain value of currency holdings	(258)	56

Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	27,218	27,996
Accumulated other comprehensive loss—Note J	(6,172)	(6,126)

Total equity	36,116	37,063

Total liabilities and equity	$377,039	$371,260

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    19

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2016	2015	2016	2015
Net interest revenue

Interest revenue
Loans, net—Note D	$622	$367	$1,163	$697
Equity management, net	102	174	231	358
Investments - Trading, net	126	68	261	127
Other, net	(2)	3	1	4

Interest expenses
Borrowings, net—Note E	(435)	(164)	(784)	(290)

Net interest revenue, before provision for losses	413	448	872	896

Provision for losses on loans and other exposures—Note D	(92)	(124)	(118)	(222)

Net interest revenue, after provision for losses	321	324	754	674

Non interest revenue
Revenue from externally funded activities—Note I	196	200	335	317
Commitment charges—Note D	17	7	33	14
Other, net	8	52	14	53

Total	221	259	382	384

Non interest expenses
Administrative—Note I	(420)	(459)	(809)	(809)
Pension—Note H	(94)	(58)	(200)	(113)
Contributions to special programs	(3)	(21)	(19)	(51)
Other	(4)	—	(10)	—

Total	(521)	(538)	(1,038)	(973)

Board of Governors-approved and other transfers—Note G	(497)	(650)	(497)	(650)

Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net—Notes F and K	71	5	104	(47)

Unrealized mark-to-market gains (losses) on non-trading portfolios, net—Notes D, E, F and K	426	187	(483)	944

Net income (loss)	$21	$(413)	$(778)	$332

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

20    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2016	2015	2016	2015
Net income (loss)	$21	$(413)	$(778)	$332
Other comprehensive income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	—	1	1	1
Amortization of unrecognized net actuarial losses	87	29	173	58
Amortization of unrecognized prior service costs	6	5	12	11
Currency translation adjustment	(227)	(171)	(232)	(165)

Total other comprehensive (loss)	(134)	(136)	(46)	(95)

Comprehensive (loss) income	$(113)	$(549)	$(824)	$237

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2016	2015
Retained earnings at beginning of the fiscal year	$27,996	$27,501
Net (loss) income for the period	(778)	332

Retained earnings at end of the period	$27,218	$27,833

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    21

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2016	2015
Cash flows from investing activities
Loans
Disbursements	$(9,709)	$(14,013)
Principal repayments	4,450	4,468
Loan origination fees received	10	11
Net derivatives-loans	12	8
Other investing activities, net	(66)	(60)

Net cash used in investing activities	(5,303)	(9,586)

Cash flows from financing activities
Medium and long-term borrowings
New issues	31,070	19,581
Retirements	(20,247)	(19,987)
Net short-term borrowings	498	10,488
Net derivatives-borrowings	782	(122)
Capital subscriptions	150	144
Other capital transactions, net	(9)	32

Net cash provided by financing activities	12,244	10,136

Cash flows from operating activities
Net (loss) income	(778)	332
Adjustments to reconcile net (loss) income to net cash used in operating activities
Unrealized mark-to-market losses (gains) on non-trading portfolios, net	483	(944)
Depreciation and amortization	328	338
Provision for losses on loans and other exposures	118	222
Changes in:
Investments-Trading, net	(7,282)	(287)
Other assets and liabilities	(171)	(186)

Net cash used in operating activities	(7,302)	(525)

Effect of exchange rate changes on unrestricted cash	(36)	(16)

Net (decrease) increase in unrestricted cash	(397)	9
Unrestricted cash at beginning of the fiscal year	1,222	311

Unrestricted cash at end of the period	$825	$320

Supplemental disclosure
Decrease in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(1,692)	$(1,413)
Investment portfolio	(130)	(19)
Borrowing portfolio	(1,425)	(629)
Capitalized loan origination fees included in total loans	20	27
Interest paid on borrowing portfolio	958	133

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

22    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2016, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2016, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This ASU makes amendments to the current consolidation guidance focusing on targeted areas for certain types of entities. For IBRD, the ASU was effective from the quarter ended September 30, 2016. The ASU did not have any impact on IBRD’s financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. To simplify the presentation of debt issuance costs, the amendments in this ASU require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liabilities, consistent with debt premiums and discounts. The recognition and measurement of debt issuance costs are not affected. For IBRD, the ASU was effective from the quarter ended September 30, 2016. The ASU did not have any impact on IBRD’s financial statements.

In April 2015, the FASB issued ASU 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. The ASU provides guidance to help customers determine whether fees paid for cloud computing arrangements include a software license or should be accounted for as a service contract. For IBRD, the ASU was effective from the quarter ended September 30, 2016. The adoption of the ASU did not result in any changes to IBRD’s financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The ASU provides classification guidance on eight specific cash flow classification issues for which current US GAAP does not provide guidance. For IBRD, the ASU is effective from the quarter ending September 30, 2018, with early adoption permitted. IBRD is currently evaluating the impact of this ASU on its financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230):Restricted cash. The ASU requires that the amounts of restricted cash and cash equivalents are included in the total of cash and cash equivalents at the beginning and end of the period in the statement of cash flow. For IBRD, the ASU is effective from the quarter ending September 30, 2018, with early adoption permitted. IBRD is currently evaluating the impact of this ASU on its financial statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    23

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the six months ended December 31, 2016 and the fiscal year ended June 30, 2016:

	Authorized shares	Subscribed shares
As of June 30, 2015	2,307,600	2,095,748
General and Selective Capital Increase (GCI/SCI)	—	86,520
New membership	—	586

As of June 30, 2016	2,307,600	2,182,854
GCI/SCI	—	20,939

As of December 31, 2016	2,307,600	2,203,793

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital during the six months ended December 31, 2016 and the fiscal year ended June 30, 2016:

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2015	$252,821	$(237,629)	$15,192
GCI/SCI	10,437	(9,826)	611
New membership	71	(69)	2

As of June 30, 2016	263,329	(247,524)	15,805
GCI/SCI	2,525	(2,375)	150

As of December 31, 2016	$265,854	$(249,899)	$15,955

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

NOTE C—INVESTMENTS

As of December 31, 2016, IBRD’s investments include the liquid asset portfolio and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), and the Post Retirement Contribution Reserve Fund (PCRF) which is used to stabilize IBRD’s contributions to the pension plan.

The composition of IBRD’s net investment portfolio as of December 31, 2016 and June 30, 2016 was as follows:

In millions of U.S. dollars
	December 31, 2016	June 30, 2016
Net investment portfolio
Liquid asset portfolio	$57,130	$50,536
PCRF holdings	168	120
AMC holdings	136	153
PEBP holdings	1,037	951

Total	$58,471	$51,760

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value which approximates fair value. As of December 31, 2016, the majority of Investments is comprised of government and agency obligations, and time deposits (54% and 36%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of December 31, 2016, U.S. Treasuries represented the largest holding of a single counterparty, and amounted to 9.3% of the Investments–Trading portfolio. Over 99% of IBRD’s investments were rated A and above, as of December 31, 2016.

24    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

A summary of IBRD’s Investments-Trading at December 31, 2016 and June 30, 2016, is as follows:

In millions of U.S. dollars
	December 31, 2016	June 30, 2016
Equity securities [a]	$543	$523
Government and agency obligations	30,619	31,255
Time deposits	20,621	14,261
Asset-backed securities (ABS)	4,649	5,629
Alternative investments [b]	194	162

Total	$56,626	$51,830

a.	Includes $170 million of investments in comingled funds at net asset value per share (NAV), related to PEBP holdings ($162 million—June 30, 2016).
b.	Includes investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at NAV.

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of December 31, 2016 and June 30, 2016:

In millions of U.S. dollars
	December 31, 2016	June 30, 2016
Investments - Trading	$56,626	$51,830
Securities purchased under resale agreements	1,204	1,692
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(960)	(1,685)
Derivative assets
Currency forward contracts	9,766	9,423
Currency swaps	24,193	16,346
Interest rate swaps	84	116
Swaptions, exchange traded options and futures contracts	3	4
Other [a]	*	*

Total	34,046	25,889

Derivative liabilities
Currency forward contracts	(9,548)	(9,598)
Currency swaps	(22,806)	(16,749)
Interest rate swaps	(110)	(175)
Swaptions, exchange traded options and futures contracts	(4)	(14)
Other [a]	—	—

Total	(32,468)	(26,536)

Cash held in investment portfolio [b]	657	1,118
Receivable from investment securities traded	29	42
Payable for investment securities purchased [c]	(663)	(590)

Net investment portfolio	$58,471	$51,760

a.	These relate to Mortgage-backed Securities To-Be-Announced (TBA securities).
b.	These amounts are included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
c.	This amount includes $45 million of liabilities related to PCRF payable to IFC which is included in Other liabilities on the Condensed Balance Sheet ($34 million—June 30, 2016).
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of December 31, 2016, there were $38 million of short sales included in Other liabilities on the Condensed Balance Sheet ($549 million—June 30, 2016).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    25

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and June 30, 2016:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$373	$—	$—	$543	[a]
Government and agency obligations	20,021	10,598	—	30,619
Time deposits	2,033	18,588	—	20,621
ABS	—	4,649	—	4,649
Alternative investments [b]	—	—	—	194

Total Investments – Trading	$22,427	$33,835	$—	$56,626

Securities purchased under resale agreements	1,012	192	—	1,204
Derivative assets-Investments
Currency forward contracts	—	9,766	—	9,766
Currency swaps	—	24,193	—	24,193
Interest rate swaps	—	84	—	84
Swaptions, exchange traded options and futures contracts	1	2	—	3
Other [c]	—	*	—	*

Total Derivative assets-Investments	1	34,045	—	34,046

Total	$23,439	$68,072	$—	$91,876

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$10	$—	$10
Derivative liabilities-Investments
Currency forward contracts	—	9,548	—	9,548
Currency swaps	—	22,806	—	22,806
Interest rate swaps	—	110	—	110
Swaptions, exchange traded options and futures contracts	2	2	—	4
Other [c]	—	—	—	—

Total Derivative liabilities-Investments	2	32,466	—	32,468

Payable for investments securities purchased [e]	38	—	—	38

Total	$40	$32,476	$—	$32,516

a.	Includes $170 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $950 million relating to payable for cash collateral received.
e.	These relate to short sales of investments securities.
*	Indicates amount less than $0.5 million.

26    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	As of June 30, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$361	$—	$—	$523	[a]
Government and agency obligations	20,898	10,357	—	31,255
Time deposits	2,255	12,006	—	14,261
ABS	—	5,629	—	5,629
Alternative investments [b]	—	—	—	162

Total Investments – Trading	$23,514	$27,992	$—	$51,830

Securities purchased under resale agreements	976	716	—	1,692
Derivative assets-Investments
Currency forward contracts	—	9,423	—	9,423
Currency swaps	—	16,346	—	16,346
Interest rate swaps	—	116	—	116
Swaptions, exchange traded options and futures contracts	*	4	—	4
Other [c]	—	*	—	*

Total Derivative assets-Investments	*	25,889	—	25,889

Total	$24,490	$54,597	$—	$79,411

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$14	$—	$14
Derivative liabilities-Investments
Currency forward contracts	—	9,598	—	9,598
Currency swaps	—	16,749	—	16,749
Interest rate swaps	—	175	—	175
Swaptions, exchange traded options and futures contracts	11	3	—	14
Other [c]	—	—	—	—

Total Derivative liabilities-Investments	11	26,525	—	26,536

Payable for investments securities purchased [e]	549	—	—	549

Total	$560	$26,539	$—	$27,099

a.	Includes $162 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $1,671 million relating to payable for cash collateral received.
e.	These relate to short sales of investments securities.
*	Indicates amount less than $0.5 million.

During the six months ended December 31, 2016, and for the fiscal year ended June 30, 2016 there were no transfers between Level 1 and Level 2, within the fair value hierarchy.

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS and TBAs.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    27

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short term nature and reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of December 31, 2016 and June 30, 2016.

In millions of U.S. dollars
	December 31, 2016	June 30, 2016
Collateral received
Cash	$950	$1,671
Securities	1,877	2,175

Total collateral received	$2,827	$3,846

Collateral permitted to be repledged	$2,827	$3,846
Amount of collateral repledged	—	—

As of December 31, 2016, IBRD had received total cash collateral of $950 million ($1,671 million—June 30, 2016), of which $488 million was invested in highly liquid instruments ($739 million—June 30, 2016).

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of December 31, 2016, there were no amounts which could potentially be offset as a result of legally enforceable master netting arrangements (Nil—June 30, 2016).

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

28    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	December 31, 2016	June 30, 2016	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$10	$14	Included under Investments-Trading on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$10	$14	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

At December 31, 2016 and June 30, 2016 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at that date.

The following tables present the disaggregation of the gross obligation by class of collateral pledged and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings as of December 31, 2016 and June 30, 2016:

In millions of U.S. dollars
	December 31, 2016
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$4	$—	$4
Equity securities	6	—	6

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$10	$—	$10

In millions of U.S. dollars
	June 30, 2016
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$—	$—	$—
Equity securities	14	—	14

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$14	$—	$14

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of December 31, 2016, there were no securities purchased under resale agreements which had not settled at that date (Nil—June 30, 2016). For the remaining purchases, IBRD received securities with a fair value of $1,206 million ($1,694 million—June 30, 2016). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2016).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    29

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to member Countries’ Derivatives, and Guarantees. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

IBRD uses derivatives to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

Of the total loans outstanding as of December 31, 2016, 79% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

As of December 31, 2016, only 0.3% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium risk and high risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

30    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

The following tables provide an aging analysis of the loans outstanding as of December 31, 2016 and June 30, 2016:

In millions of U.S. dollars
	December 31, 2016
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$21,544	$21,544
Medium	—	—	—	—	—	—	77,121	77,121
High	9	1	—	—	—	10	73,997	74,007

Loans in accrual status [a]	9	1	—	—	—	10	172,662	172,672
Loans in nonaccrual status [a]	—	—	—	—	439	439	—	439
Loan at fair value [b]	—	—	—	—	—	—	132	132

Total	$9	$1	$—	$—	$439	$449	$172,794	$173,243

In millions of U.S. dollars
	June 30, 2016
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$21,923	$21,923
Medium	—	—	—	—	—	—	75,973	75,973
High	—	—	—	—	—	—	71,192	71,192

Loans in accrual status [a]	—	—	—	—	—	—	169,088	169,088
Loans in nonaccrual status [a]	—	—	—	—	444	444	—	444
Loan at fair value [b]	—	—	—	—	—	—	123	123

Total	$—	$—	$—	$—	$444	$444	$169,211	$169,655

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, the credit risk assessment is incorporated in the determination of the fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    31

Changes to the Accumulated provision for losses on loans and other exposures for the six months ended December 31, 2016, and for the fiscal year ended June 30, 2016 are summarized below:

In millions of U.S. dollars
	December 31, 2016			June 30, 2016
	Loans	Other [a]	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,571	$79	$1,650	$1,554	$39	$1,593
Provision - charge (release)	127	(9)	118	17	40	57
Translation adjustment	(14)	(1)	(15)	*	*	*

Accumulated provision, end of the period/fiscal year	$1,684	$69	$1,753	$1,571	$79	$1,650

Composed of accumulated provision for losses on:
Loans in accrual status	$1,464			$1,349
Loans in nonaccrual status	220			222

Total	$1,684			$1,571

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$172,672			$169,088
Loans at amortized cost in nonaccrual status	439			444
Loan at fair value in accrual status	132			123

Total	$173,243			$169,655

a.	Provision does not include recoverable asset received under the Exposure Exchange Agreements (EEA) for guarantee received (for more details see Guarantees section).
*	Indicates amount less than $0.5 million.

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures

Other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures

Exposures to member countries’ Derivatives	Derivative Assets – Client Operations	Unrealized mark-to-market gains/losses on non-trading portfolios

32    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

Overdue Amounts

At December 31, 2016, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of December 31, 2016 and June 30, 2016, and for the three and six months ended December 31, 2016 and December 31, 2015:

In millions of U.S. dollars
	December 31, 2016	June 30, 2016
Recorded investment in nonaccrual loans [a]	$439	$444
Accumulated provision for loan losses on nonaccrual loans	220	222
Average recorded investment in nonaccrual loans for the period/fiscal year	442	449
Overdue amounts of nonaccrual loans:	905	896
Principal	439	444
Interest and charges	466	452

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2016	2015	2016	2015
Interest revenue not recognized as a result of loans being in nonaccrual status	$9	$8	$18	$15

During the six months ended December 31, 2016 and December 31, 2015, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the six months ended December 31, 2016, interest income of $2 million was recognized on loans in nonaccrual status ($1 million—six months ended December 31, 2015).

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at December 31, 2016:

In millions of U.S. dollars
Borrower	Principal Outstanding	Principal, Interest and Charges Overdue	Nonaccrual Since
Zimbabwe	$439	$905	October 2000

Guarantees

Guarantees of $5,092 million were outstanding as of December 31, 2016 ($5,220 million—June 30, 2016). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 6 and 20 years, and expire in decreasing amounts through 2030.

As of December 31, 2016, liabilities related to IBRD’s obligations under guarantees of $366 million ($387 million—June 30, 2016), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $55 million ($62 million—June 30, 2016).

During the six months ended December 31, 2016 and December 31, 2015, no guarantees provided by IBRD were called.

IBRD executed EEAs with MIGA for $120 million, the African Development Bank for $1,588 million and the Inter-American Development Bank for $2,021 million. While these agreements are not legally considered guarantees, they meet the accounting criteria for financial guarantees and are therefore recognized as financial guarantees in IBRD’s financial statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    33

Information on the location and amounts associated with the EEAs included in the Condensed Balance Sheet and Condensed Statement of Income as of and for the six months ended December 31, 2016, is presented in the following table:

In millions of U.S. dollars
	December 31, 2016
	Notional amount	(Stand ready obligation) Asset	Location on Condensed Balance Sheet	(Provision) Recoverable asset	Location on Condensed Balance Sheet	Location on Condensed Statement of Income
Guarantee provided [a]	$3,687	$(282)	Other liabilities	$(41)	Other liabilities	Provision for losses on loans and other exposures
Guarantee received	(3,688)	282	Other assets	43	Other assets	Other income

	$(1)	$—		$2

a.	Notional amount, Stand ready obligation and Provision for the guarantee provided are included in guarantees outstanding of $5,092 million, obligations under guarantees of $366 million and accumulated provision for guarantee losses of $55 million, respectively.

In millions of U.S. dollars
	June 30, 2016
	Notional amount	(Stand ready obligation) Asset	Location on Condensed Balance Sheet	(Provision) Recoverable asset	Location on Condensed Balance Sheet	Location on Condensed Statement of Income
Guarantee provided [a]	$3,692	$(292)	Other liabilities	$(41)	Other liabilities	Provision for losses on loans and other exposures
Guarantee received	(3,694)	292	Other assets	42	Other assets	Other income

	$(2)	$—		$1

a.	Notional amount, Stand ready obligation and Provision for the guarantee provided are included in guarantees outstanding of $5,220 million, obligations under guarantees of $387 million and accumulated provision for guarantee losses of $62 million, respectively.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the three and six months ended December 31, 2016 and December 31, 2015, resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2016	2015	2016	2015
Interest waivers	$17	$22	$35	$44
Commitment charge waivers	*	—	*	1
Front-end fee waivers	3	4	6	8

Total	$20	$26	$41	$53

*	Indicates amount less than $0.5 million.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the six months ended December 31, 2016, one country contributed in excess of 10 percent of total loan revenue; this amounted to $175 million.

34    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

Information about IBRD’s loans outstanding and associated loan revenue by geographic region, as of and for the six months ended December 31, 2016 and December 31, 2015, is presented in the following table:

In millions of U.S. dollars
	December 31, 2016		December 31, 2015
Region	Loans Outstanding	Loan Revenue [b]	Loans Outstanding	Loan Revenue [b]
Africa	$3,842	$107	$3,247	$93
East Asia and Pacific	36,255	345	34,533	234
Europe and Central Asia	42,931	248	43,118	209
Latin America and the Caribbean	57,252	636	55,660	506
Middle East and North Africa	18,511	124	14,782	72
South Asia	14,252	107	13,627	57
Other [a]	200	1	209	1

Total	$173,243	$1,568	$165,176	$1,172

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net of $372 million from loan related derivatives ($461 million—December 31, 2015). Includes commitment charges of $33 million ($14 million—December 31, 2015).

Fair Value Disclosures

The only loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at December 31, 2016 was 5.9%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the three and six months ended December 31, 2016 and December 31, 2015:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2016	2015	2016	2015
Beginning of the period/fiscal year	$134	$117	$123	$125
Total realized/unrealized gains (losses) in:
Net income	1	4	3	5
Other comprehensive (loss) income	(3)	(3)	6	(12)

End of the period	$132	$118	$132	$118

*	Indicates amount less than $0.5 million.

Information on unrealized mark-to-market gains or losses, relating to IBRD’s Level 3 loan, for the three and six months ended December 31, 2016 and December 31, 2015 as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended December 31,			Six Months Ended December 31,
Unrealized Gains (Losses)	2016		2015	2016		2015
Statement of Income line Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$	*	$2	$	*	$(1)

*	Indicates amount less than $0.5 million.

The table below presents the fair value of all IBRD’s loans for disclosure purposes, along with their carrying values as of December 31, 2016 and June 30, 2016:

In millions of U.S. dollars
	December 31, 2016		June 30, 2016
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$171,115	$175,047	$167,643	$172,577

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    35

Valuation Methods and Assumptions

All IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of December 31, 2016 and June 30, 2016, except for one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. IBRD’s loans, including the ones reported at fair value on a recurring basis, are classified as Level 3, within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of December 31, 2016, 99% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio after derivatives at December 31, 2016 and June 30, 2016:

In millions of U.S. dollars
	December 31, 2016	June 30, 2016
Borrowings [a]	$186,404	$181,723
Currency swaps, net	4,110	1,279
Interest rate swaps, net	(348)	(4,771)

	$190,166	$178,231

a.	Includes $1,361 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet ($455 million—June 30, 2016).

Interest expenses, net for Borrowings on the Condensed Statement of Income of $784 million ($290 million—six months ended December 31, 2015) includes $1,201 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($1,504 million—six months ended December 31, 2015).

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of December 31, 2016 and June 30, 2016 is as follows:

In millions of U.S. dollars
	December 31, 2016	June 30, 2016
Level 1	$—	$—
Level 2	184,314	178,932
Level 3	2,090	2,791

	$186,404	$181,723

36    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the three and six months ended December 31, 2016 and December 31, 2015:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2016	2015	2016	2015
Beginning of the period/fiscal year	$2,499	$2,042	$2,791	$2,406
Total realized/unrealized mark-to-market (gains) losses in:
Net income	(40)	(16)	24	(121)
Other comprehensive income	(125)	(12)	(109)	(18)
Issuances	19	73	83	80
Settlements	(30)	(90)	(51)	(362)
Transfers into (out of), net	(233)	(3)	(648)	9

End of the period	$2,090	$1,994	$2,090	$1,994

Information on the unrealized mark-to-market gains or losses included in the condensed Statement of Income for the three and six months ended December 31, 2016 and December 31, 2015, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2016	2015	2016	2015
Condensed Statement of Income location
Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$48	$24	$20	$99

The following table provides information on the unrealized mark-to-market gains or losses included in the condensed Statement of Income for the three and six months ended December 31, 2016 and December 31, 2015, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2016	2015	2016	2015
Condensed Statement of Income location
Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$4,544	$1,597	$4,983	$1,120

During the six months ended December 31, 2016, IBRD’s credit spreads tightened. The estimated financial effects on the fair value of the debt issued and outstanding as of December 31, 2016, were unrealized mark-to-market losses of $383 million. Conversely, during the three months ended December 31, 2016, IBRD’s credit spreads widened, resulting in estimated unrealized mark-to-market gains of $55 million.

During the three and six months ended December 31, 2015, IBRD’s credit spreads widened. The estimated financial effects on the fair value of the debt issued and outstanding as of December 31, 2015, were unrealized mark-to-market gains of $372 million and $1,037 million, respectively. These amounts were determined using observable changes in IBRD’s credit spreads.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    37

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the six months ended December 31, 2016, and for the fiscal year ended June 30, 2016, the interest rate volatilities for certain currencies were extrapolated for certain tenors and thus are considered an unobservable input.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at December 31, 2016	Fair Value at June 30, 2016	Valuation Technique	Unobservable input	Range (average), December 31, 2016	Range (average), June 30, 2016
Borrowings	$2,090	$2,791		Correlations	-44% to 80% (9%)	-37% to 83% (15%)
			Discounted Cash Flow	Interest rate volatilities	19% to 61% (43%)	28% to 487% (445%)

The table below provides the details of all gross inter-level transfers for the three and six months ended December 31, 2016 and December 31, 2015. Transfers from Level 3 to Level 2 are due to increased price transparency.

In millions of U.S. dollars
	Three Months Ended December 31, 2016		Six Months Ended December 31, 2016
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$233	$(233)	$648	$(648)
Transfer (out of) into	—	—	—	—

	$233	$(233)	$648	$(648)

In millions of U.S. dollars
	Three Months Ended December 31, 2015		Six Months Ended December 31, 2015
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$10	$(10)	$19	$(19)
Transfer (out of) into	(7)	7	(28)	28

	$3	$(3)	$(9)	$9

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
December 31, 2016	$186,404	$192,014	$(5,610)
June 30, 2016	$181,723	$180,863	$860

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads, where available, quoted marked prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

38    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes: Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio

Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings

Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)
Other purposes: Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of December 31, 2016 and June 30, 2016:

In millions of U.S. dollars
	Balance Sheet Location
	Derivative Assets		Derivative Liabilities
	December 31, 2016	June 30, 2016	December 31, 2016	June 30, 2016
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts – Investment-Trading	$3	$4	$4	$14
Interest rate swaps	5,502	10,405	6,492	6,791
Currency swaps [a]	136,322	134,079	137,946	134,936
Other [b]	*	*	—	—

Total Derivatives	$141,827	$144,488	$144,442	$141,741

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    39

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
Type of contract	December 31, 2016	June 30, 2016
Investments - Trading
Interest rate swaps
Notional principal	$16,327	$10,997
Credit exposure	84	116
Currency swaps (including currency forward contracts)
Credit exposure	1,690	390
Swaptions, exchange traded options and futures contracts [a]
Notional long position	3,749	176
Notional short position	9,655	2,294
Credit exposure	3	4
Other derivatives [b]
Notional long position	28	28
Credit exposure	*	*

Loans
Interest rate swaps
Notional principal	24,580	25,583
Credit exposure	119	69
Currency swaps
Credit exposure	937	968

Client operations
Interest rate swaps
Notional principal	20,531	22,237
Credit exposure	1,151	1,992
Currency swaps
Credit exposure	1,535	1,749

Borrowings
Interest rate swaps
Notional principal	232,503	217,961
Credit exposure	3,294	5,840
Currency swaps
Credit exposure	5,812	7,890

Other derivatives
Interest rate swaps
Notional principal	122,877	51,938
Credit exposure	854	2,388
Currency swaps
Credit exposure	1	33

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

40    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on December 31, 2016 is $6,655 million ($3,385 million—June 30, 2016). IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral on December 31, 2016, the amount of collateral that would need to be posted would be $3,057 million ($776 million—June 30, 2016). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $6,655 million ($3,385 million—June 30, 2015). In contrast, IBRD received collateral totaling $2,827 million as of December 31, 2016 ($3,846 million—June 30, 2016), in relation to swap transactions (see Note C—Investments).

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives during the three and six months ended December 31, 2016, and December 31, 2015, and their location on the Condensed Statement of Income:

In millions of U.S. dollars
	Condensed Income Statement Line	Unrealized mark-to-market (losses) gains
		Three Months Ended December 31,		Six Months Ended December 31,
		2016	2015	2016	2015
Derivatives not designated as hedging instruments, and not held in a trading portfolio [a]
Interest rate swaps	Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$(3,371)	$(1,195)	$(4,630)	$(214)
Currency swaps (including currency forward contracts and structured swaps)		(747)	(217)	(836)	39

Total		$(4,118)	$(1,412)	$(5,466)	$(175)

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the net investment–trading portfolio and their location on the Condensed Statement of Income during the three and six months ended December 31, 2016 and December 31, 2015:

In millions of U.S. dollars
Condensed Statement of Income Location	Unrealized mark-to-market gains (losses) [a]
	Three Months Ended December 31,		Six Months Ended December 31,
	2016	2015	2016	2015
Type of instrument
Fixed income (including associated derivatives)	$68	$(2)	$86	$(33)
Equity	3	7	18	(14)

Total	$71	$5	$104	$(47)

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet as of December 31, 2016 and June 30, 2016. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    41

In millions of U.S. dollars
	December 31, 2016
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$19,706	$(14,204)	$5,502	$31,113	$(24,621)	$6,492
Currency swaps [a]	136,322	—	136,322	137,946	—	137,946
Other [b]	3	—	3	6	(2)	4

Total	$156,031	$(14,204)	$141,827	$169,065	$(24,623)	$144,442

Amounts subject to legally enforceable master netting agreements [c]			(137,680)			(137,680)

Net derivative positions at counterparty level before collateral			4,147			6,762

Less:
Cash collateral received [d]			895
Securities collateral received [d]			1,399

Net derivative exposure after collateral			$1,853

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

In millions of U.S. dollars
	June 30, 2016
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,347	$(11,942)	$10,405	$19,323	$(12,532)	$6,791
Currency swaps [a]	134,079	—	134,079	134,936	—	134,936
Other [b]	4	—	4	16	(2)	14

Total	$156,430	$(11,942)	$144,488	$154,275	$(12,534)	$141,741

Amounts subject to legally enforceable master netting agreements [c]			(138,206)			(138,206)

Net derivative positions at counterparty level before collateral			6,282			3,535

Less:
Cash collateral received [d]			1,646
Securities collateral received [d]			1,543

Net derivative exposure after collateral			$3,093

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

42    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and June 30, 2016 is as follows:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	December 31, 2016
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$9,766	$—	$9,766
Currency swaps	—	24,193	—	24,193
Interest rate swaps	—	84	—	84
Swaptions, exchange traded options and futures contracts	1	2	—	3
Other [a]	—	*	—		*

	1	34,045	—	34,046

Loans
Currency swaps	—	4,333	144	4,477
Interest rate swaps	—	119	—	119

	—	4,452	144	4,596

Client operations
Currency swaps (including currency forward contracts)	—	26,749	—	26,749
Interest rate swaps	—	1,151	—	1,151

	—	27,900	—	27,900

Borrowings
Currency swaps	—	69,476	1,156	70,632
Interest rate swaps	—	3,277	17	3,294

	—	72,753	1,173	73,926

Others
Currency swaps	—	505	—	505
Interest rate swaps	—	854	—	854

	—	1,359	—	1,359

Total derivative assets	$1	$140,509	$1,317	$141,827

Derivative Liabilities:
Investments
Currency forward contracts	$—	$9,548	$—	$9,548
Currency swaps	—	22,806	—	22,806
Interest rate swaps	—	110	—	110
Swaptions, exchange traded options and futures contracts	2	2	—	4
Other [a]	—	—	—	—

	2	32,466	—	32,468

Loans
Currency swaps	—	3,414	144	3,558
Interest rate swaps	—	1,930	—	1,930

	—	5,344	144	5,488

Client operations
Currency swaps (including currency forward contracts)	—	26,742	—	26,742
Interest rate swaps	—	1,163	18	1,181

	—	27,905	18	27,923

Borrowings
Currency swaps	—	73,571	1,171	74,742
Interest rate swaps	—	2,783	163	2,946

	—	76,354	1,334	77,688

Others
Currency swaps	—	550	—	550
Interest rate swaps	—	325	—	325

	—	875	—	875

Total derivative liabilities	$2	$142,944	$1,496	$144,442

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    43

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	June 30, 2016
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$9,423	$—	$9,423
Currency swaps		—	16,346	—	16,346
Interest rate swaps		—	116	—	116
Swaptions, exchange traded options and futures contracts		*	4	—	4
Other [a]		—	*	—	*

		*	25,889	—	25,889

Loans
Currency swaps		—	3,919	108	4,027
Interest rate swaps		—	69	—	69

		—	3,988	108	4,096

Client operations
Currency swaps (including currency forward contracts)		—	25,581	—	25,581
Interest rate swaps		—	1,992	—	1,992

		—	27,573	—	27,573

Borrowings
Currency swaps		—	76,669	1,456	78,125
Interest rate swaps		—	5,779	61	5,840

		—	82,448	1,517	83,965

Others
Currency swaps		—	577	—	577
Interest rate swaps		—	2,388	—	2,388

		—	2,965	—	2,965

Total derivative assets	$	*	$142,863	$1,625	$144,488

Derivative Liabilities:
Investments
Currency forward contracts		$—	$9,598	$—	$9,598
Currency swaps		—	16,749	—	16,749
Interest rate swaps		—	175	—	175
Swaptions, exchange traded options and futures contracts		11	3	—	14
Other [a]		—	—	—	—

		11	26,525	—	26,536

Loans
Currency swaps		—	2,969	94	3,063
Interest rate swaps		—	3,370	—	3,370

		—	6,339	94	6,433

Client operations
Currency swaps (including currency forward contracts)		—	25,572	—	25,572
Interest rate swaps		—	2,022	16	2,038

		—	27,594	16	27,610

Borrowings
Currency swaps		—	78,099	1,305	79,404
Interest rate swaps		—	927	142	1,069

		—	79,026	1,447	80,473

Others
Currency swaps		—	550	—	550
Interest rate swaps		—	139	—	139

		—	689	—	689

Total derivative liabilities		$11	$140,173	$1,557	$141,741

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

44    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivative assets (liabilities), net during the three and six months ended December 31, 2016 and December 31, 2015:

In millions of U.S. dollars
	Three Months Ended December 31, 2016			Six Months Ended December 31, 2016
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$148	$(107)	$41	$165	$(97)	$68
Total realized/unrealized gains (losses) in:
Net income	(10)	(41)	(51)	(17)	(13)	(30)
Other comprehensive income	(117)	(1)	(118)	(113)	(1)	(114)
Issuances	1	—	1	1	—	1
Settlements	—	2	2	(5)	1	(4)
Transfers, net	(37)	(17)	(54)	(46)	(54)	(100)

End of the period	$(15)	$(164)	$(179)	$(15)	$(164)	$(179)

In millions of U.S. dollars
	Three Months Ended December 31, 2015			Six Months Ended December 31, 2015
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$30	$(84)	$(54)	$48	$(16)	$32
Total realized/unrealized gains (losses) in:
Net income	(5)	(16)	(21)	(13)	(88)	(101)
Other comprehensive income	(6)	—	(6)	6	—	6
Issuances	—	(3)	(3)	—	(3)	(3)
Settlements	4	(2)	2	(2)	2	—
Transfers, net	3	—	3	(13)	—	(13)

End of the period	$26	$(105)	$(79)	$26	$(105)	$(79)

Unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three and six months ended December 31, 2016 and December 31, 2015, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized (Losses) Gains	2016	2015	2016	2015
Condensed Statement of Income Line
Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$(48)	$(24)	$(46)	$(69)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    45

The following table provides details of all inter-level transfers during the three and six months ended December 31, 2016 and December 31, 2015:

In millions of U.S. dollars
	Three Months Ended December 31, 2016		Six Months Ended December 31, 2016
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$201	$(201)	$285	$(285)
Transfer (out of) into	—	—	—	—

	201	(201)	285	(285)

Derivative liabilities, net
Transfer (into) out of	$(147)	$147	$(185)	$185
Transfer out of (into)	—	—	—	—

	(147)	147	(185)	185

Transfers, net	$54	$(54)	$100	$(100)

In millions of U.S. dollars
	Three Months Ended December 31, 2015		Six Months Ended December 31, 2015
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$—	$—	$—	$—
Transfer (out of) into	—	—	—	—

	—	—	—	—

Derivative liabilities, net
Transfer (into) out of	$(4)	$4	$(4)	$4
Transfer out of (into)	1	(1)	17	(17)

	(3)	3	13	(13)

Transfers, net	$(3)	$3	$13	$(13)

Transfers between Level 3 and Level 2 are due to changes in price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at December 31, 2016	Fair Value at June 30, 2016	Valuation Technique	Unobservable input	Range (average), December 31, 2016	Range (average), June 30, 2016
Currency swaps, Interest rate swaps				Correlations	-44% to 80% (9%)	-37% to 83% (15%)
	($179)	$68	Discounted Cash Flow	Interest rate volatilities	19% to 61% (43%)	28% to 487% (445%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, swaptions, exchange traded options and futures contracts currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

46    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 4, 2016, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2016, an increase in General Reserve by $96 million and a decrease in the Pension Reserve by $24 million.

On October 7, 2016, IBRD’s Board of Governors approved an immediate transfer to International Development Association (IDA) of $497 million out of the net income earned in the fiscal year ended June 30, 2016. The transfer to IDA was made on October 14, 2016.

Retained earnings comprise the following components at December 31, 2016 and June 30, 2016:

In millions of U.S. dollars
	December 31, 2016	June 30, 2016
Special reserve	$293	$293
General reserve	27,021	26,925
Pension reserve	938	962
Surplus	271	271
Cumulative fair value adjustments [a]	(1,048)	(1,679)
Unallocated net income	(281)	1,200
Restricted retained earnings	24	24

Total	$27,218	$27,996

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing methodology. The net periodic pension cost for the SRP, RSBP and PEBP is included in Pension expenses, in the Condensed Statement of Income.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and six months ended December 31, 2016 and December 31, 2015.

In millions of U.S. dollars
	Three Months Ended				Six Months Ended
	December 31, 2016				December 31, 2016
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit Cost
Service cost	$118	$32	$19	$169	$236	$65	$37	$338
Interest cost	151	27	13	191	302	54	26	382
Expected return on plan assets	(215)	(33)	—	(248)	(429)	(66)	—	(495)
Amortization of unrecognized prior service costs [a]	1	5	—	6	2	9	1	12
Amortization of unrecognized net actuarial losses [a]	66	6	15	87	131	12	30	173

Net periodic pension cost [b]	$121	$37	$47	$205	$242	$74	$94	$410

of which:
IBRD’s share [b]	$55	$17	$22	$94	$118	$36	$46	$200
IDA’s share	$66	$20	$25	$111	$124	$38	$48	$210

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.
b.	Included in Pension expenses in the Condensed Statement of Income.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    47

In millions of U.S. dollars
	Three Months Ended December 31, 2015				Six Months Ended December 31, 2015
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit Cost
Service cost	$99	$26	$15	$140	$197	$52	$30	$279
Interest cost	165	28	12	205	331	56	24	411
Expected return on plan assets	(234)	(34)	—	(268)	(467)	(69)	—	(536)
Amortization of unrecognized prior service costs [a]	1	4	—	5	2	8	1	11
Amortization of unrecognized net actuarial losses [a]	19	—	10	29	38	—	20	58

Net periodic pension cost [b]	$50	$24	$37	$111	$101	$47	$75	$223

of which:
IBRD’s share [b]	$26	$13	$19	$58	$51	$24	$38	$113
IDA’s share	$24	$11	$18	$53	$50	$23	$37	$110

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.
b.	Included in Pension expenses in the Condensed Statement of Income.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained earnings, Allocations and Transfers).

At December 31, 2016 and June 30, 2016, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars
	December 31, 2016
			Derivative Transactions [a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$365	$8,869	$(9,265)	$(747)	$(778)
IFC	200	39	—	—	(235)	4
MIGA	—	13	—	—	(9)	4

	$200	$417	$8,869	$(9,265)	$(991)	$(770)

In millions of U.S. dollars
	June 30, 2016
			Derivative Transactions [a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$397	$7,942	$(8,214)	$(821)	$(696)
IFC	205	59	—	—	(226)	38
MIGA	—	5	—	—	(9)	(4)

	$205	$461	$7,942	$(8,214)	$(1,056)	$(662)

a.	For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

48    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services [a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payables is included in Other Liabilities on the Condensed Balance Sheet.

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At December 31, 2016, the loan balance under this facility amounted to $4 million ($9 million—June 30, 2016), carried a fixed interest rate of 3.96%, and matures within six months. This loan is not eligible for interest waivers.

IBRD has another facility with IFC under which IFC can borrow up to $197 million. At December 31, 2016, the balance of this loan was $196 million ($196 million—June 30, 2016). This loan is at LIBOR less 25 basis points (1.05% as of December 31, 2016) and is not eligible for interest waivers.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities were limited, in return for exposure in countries where they had excess lending capacity. Under the agreement, IBRD and MIGA each had exchanged $120 million of notional exposure as follows: MIGA assumed IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of December 31, 2016, assets related to IBRD’s right to be indemnified under this agreement amounted to $2 million ($3 million—June 30, 2016), while liabilities related to IBRD’s obligation under this agreement amounted to $2 million ($3 million—June 30, 2016). These include an accumulated provision for guarantee losses of $1 million ($1 million—June 30, 2016).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing methodology, and amounts are settled quarterly. For the three and six months ended December 31, 2016, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $451 million and $841 million, respectively ($337 million and $686 million, respectively—three and six months ended December 31, 2015).

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue sharing methodology. Amounts are settled quarterly. For the three and six months ended December 31, 2016, IBRD’s other revenue is net of revenue allocated to IDA of $63 million and $100 million ($61 million and $101 million —three and six months ended December 31, 2015), respectively.

For the three and six months ended December 31, 2016 and December 31, 2015, the amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2016	2015	2016	2015
Fees charged to IFC	$15	$15	$31	$31
Fees charged to MIGA	1	2	2	3

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    49

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

NOTE J—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of guidance on FASB’s derivatives and hedging, pension-related items, and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances for the six months ended December 31, 2016 and December 31, 2015:

In millions of U.S. dollars
	Six Months Ended December 31, 2016
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$(135)	$(232)	$—		$(232)	$(367)
Cumulative Effect of Change in Accounting Principle [a]	500	—	—		—	500
Reclassification [a]	(507)	—	1	[b]	1	(506)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(5,800)	—	173	[c]	173	(5,627)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(184)	—	12	[c]	12	(172)

Total Accumulated Other Comprehensive Loss	$(6,126)	$(232)	$186		$(46)	$(6,172)

In millions of U.S. dollars
	Six Months Ended December 31, 2015
	Balance, beginning of the fiscal year		Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$	*	$(165)	$—		$(165)	$(165)
Cumulative Effect of Change in Accounting Principle [a]		500	—	—		—	500
Reclassification [a]		(509)	—	1	[b]	1	(508)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans		(3,022)	—	58	[c]	58	(2,964)
Unrecognized Prior Service (Costs) Credits on Benefit Plans		(182)	—	11	[c]	11	(171)

Total Accumulated Other Comprehensive Loss		$(3,213)	$(165)	$70		$(95)	$(3,308)

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Borrowings, net in the Condensed Statement of Income.
c.	See Note H—Pension and Other Post Retirement Benefits.
*	Indicates amount less than $0.5 million.

50    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of December 31, 2016 and June 30, 2016:

In millions of U.S. dollars
	December 31, 2016			June 30, 2016
	Carrying Value	Fair Value		Carrying Value	Fair Value
Assets
Due from banks	$900	$900		$1,284	$1,284
Investments-Trading (including Securities purchased under resale agreements)	57,830	57,830		53,522	53,522
Net loans outstanding	171,115	175,047		167,643	172,577
Derivative assets
Investments	34,046	34,046		25,889	25,889
Loans	4,596	4,596		4,096	4,096
Client operations	27,900	27,900		27,573	27,573
Borrowings	73,926	73,926		83,965	83,965
Others	1,359	1,359		2,965	2,965
Liabilities
Borrowings	186,404	186,418	[a]	181,723	181,736	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	960	960		1,685	1,685
Derivative liabilities
Investments	32,468	32,468		26,536	26,536
Loans	5,488	5,488		6,433	6,433
Client operations	27,923	27,923		27,610	27,610
Borrowings	77,688	77,688		80,473	80,473
Others	875	875		689	689

a.	Includes $14 million ($13 million—June 30, 2016) relating to the transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of December 31, 2016 and June 30, 2016, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions as well as additional fair value disclosures regarding Investments, Loans, Borrowings and Derivative assets and liabilities, refer to Note C—Investments, Note D—Loans, Note E—Borrowings and Note F—Derivative Instruments, respectively.

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)    51

Unrealized mark-to-market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the realized and unrealized gains or losses on Investments-Trading and non-trading portfolios, net for the three and six months ended December 31, 2016 and December 31, 2015:

In millions of U.S. dollars
	Three Months Ended December 31, 2016				Six Months Ended December 31, 2016
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)		Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$297	$(226)	$71		$310	$(206)	$104

Non trading portfolios, net
Loans, including derivatives—Notes D and F	—	1,283	1,283	[b]	—	1,458	1,458 [b]
Equity management, net	—	(1,214)	(1,214)		—	(1,682)	(1,682)
Borrowings, including derivatives—Notes E and F	1	339	340	[c]	2	(271)	(269)[c]
Other assets/liabilities derivatives	—	( *)	(	*)	—	(2)	(2)
Client operations derivatives	—	17	17		—	12	12

Total	$1	$425	$426		$2	$(485)	$(483)

In millions of U.S. dollars
	Three Months Ended December 31, 2015				Six Months Ended December 31, 2015
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)		Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$84	$(79)	$5		$106	$(153)	$(47)

Non trading portfolios, net
Loans, including derivatives—Notes D and F	—	511	511	[b]	—	14	14 [b]
Equity management, net	—	(589)	(589)		—	152	152
Borrowings, including derivatives—Notes E and F	11	258	269	[c]	15	771	786 [c]
Other assets/liabilities derivatives	—	(1)	(1)		—	(2)	(2)
Client operations derivatives	—	(3)	(3)		—	(6)	(6)

Total	$11	$176	$187		$15	$929	$944

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.	Includes $1,283 million and $1,458 million of unrealized mark-to-market gains related to derivatives associated with loans for three and six months ended December 31, 2016, respectively (unrealized mark-to-market gains of $509 million and $15 million—three and six months ended December 31, 2015, respectively).
c.	Includes $4,204 million and $5,252 million of unrealized mark-to-market gains related to derivatives associated with borrowings for three and six months ended December 31, 2016, respectively (unrealized mark-to-market losses of $1,328 million and $334 million—three and six months ended December 31, 2015, respectively).
*	Indicates amount less than $0.5 million.

NOTE L—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s management does not believe the outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the three and six months ended December 31, 2016, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

52    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2016 (UNAUDITED)

INDEPENDENT AUDITORS’ REVIEW REPORT

Independent Auditors’ Review Report

President and Board of Executive Directors

International Bank for Reconstruction and Development

Report on the Financial Statements

We have reviewed the condensed financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the condensed balance sheet as of December 31, 2016, the related condensed statements of income and comprehensive income for the three and six-month periods ended December 31, 2016 and 2015 and the related condensed statements of changes in retained earnings and cash flows for the six-month periods ended December 31, 2016 and 2015.

Management’s Responsibility

IBRD’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2016

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet as of June 30, 2016, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 4, 2016. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2016, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C.

February 9, 2017

53

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0919BRL07.60	0000014838	BRL	30,000,000.00	9,347,395.97	10/4/2016	10/13/2016	9/26/2019
BOND/SELL BRL/IBRD/GDIF/0118BRL10.00	0000014842	BRL	50,000,000.00	15,578,993.29	10/4/2016	10/13/2016	1/31/2018
BOND/SELL BRL/IBRD/GDIF/1124BRL00.00	0000014853	BRL	30,000,000.00	9,313,154.83	10/6/2016	11/14/2016	11/14/2024
BOND/SELL BRL/IBRD/GDIF/0919BRL07.60	0000014890	BRL	30,000,000.00	9,464,767.40	10/20/2016	10/31/2016	9/26/2019
BOND/SELL BRL/IBRD/GDIF/1219BRL07.30	0000014894	BRL	43,500,000.00	13,861,449.24	10/21/2016	11/29/2016	12/12/2019
BOND/SELL BRL/IBRD/GDIF/1119BRL08.35	0000014962	BRL	354,510,000.00	103,726,135.62	11/16/2016	11/29/2016	11/29/2019
BOND/SELL BRL/IBRD/GDIF/0919BRL07.60	0000014973	BRL	20,000,000.00	5,989,548.24	11/22/2016	12/1/2016	9/26/2019
BOND/SELL BRL/IBRD/GDIF/1124BRL00.00	0000015007	BRL	15,000,000.00	4,427,586.82	12/7/2016	12/15/2016	11/14/2024
BOND/SELL BRL/IBRD/GDIF/1219BRL08.30	0000015014	BRL	25,560,000.00	7,530,936.95	12/9/2016	12/21/2016	12/20/2019
BOND/SELL BRL/IBRD/GDIF/0221BRL07.81	0000015015	BRL	3,400,000.00	1,004,179.16	12/12/2016	2/1/2017	2/2/2021
BOND/SELL BRL/IBRD/GDIF/1221BRL00.00	0000015025	BRL	100,000,000.00	29,539,479.51	12/15/2016	12/29/2016	12/29/2021
BOND/SELL BRL/IBRD/GDIF/0220BRL08.00	0000015027	BRL	60,210,000.00	17,785,720.62	12/15/2016	1/30/2017	2/6/2020
BOND/SELL BRL/IBRD/GDIF/0919BRL07.60	0000015034	BRL	30,000,000.00	8,995,232.53	12/21/2016	1/3/2017	9/26/2019

Sub-total New Borrowings			792,180,000.00	236,564,580.16

Page 1/11

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1131AUD03.00	0000014937	AUD	135,000,000.00	103,599,000.00	11/7/2016	11/14/2016	11/14/2031
BOND/SELL AUD/IBRD/GDIF/1131AUD03.00	0000015020	AUD	75,000,000.00	56,118,750.00	12/13/2016	12/20/2016	11/14/2031

Sub-total New Borrowings			210,000,000.00	159,717,750.00

CHINA YUAN RENMINBI
BOND/SELL CNY/IBRD/GDIF/0718CNY03.25	0000014936	CNY	275,000,000.00	40,595,199.43	11/7/2016	11/16/2016	7/23/2018
BOND/SELL CNY/IBRD/GDIF/1218CNY03.48	0000014979	CNY	145,000,000.00	21,014,797.32	11/23/2016	12/8/2016	12/8/2018

Sub-total New Borrowings			420,000,000.00	61,609,996.75

Euro Currency
BOND/SELL EUR/IBRD/GDIF/1026EUR00.12	0000014861	EUR	47,000,000.00	52,078,350.00	10/11/2016	10/25/2016	10/23/2026
BOND/SELL EUR/IBRD/GDIF/1031EURSTR	0000014862	EUR	100,000,000.00	110,805,000.00	10/11/2016	10/25/2016	10/25/2031
BOND/SELL EUR/IBRD/GDIF/0133EUR00.625	0000014879	EUR	1,000,000,000.00	1,100,850,000.00	10/18/2016	10/25/2016	1/12/2033
BOND/SELL EUR/IBRD/GDIF/1031EURSTR01	0000014884	EUR	10,000,000.00	10,987,000.00	10/19/2016	10/28/2016	10/28/2031
BOND/SELL EUR/IBRD/GDIF/1066EURSTR	0000014886	EUR	21,386,861.40	23,497,744.62	10/19/2016	10/27/2016	10/27/2066
BOND/SELL EUR/IBRD/GDIF/1031EURSTR02	0000014893	EUR	100,000,000.00	108,910,000.00	10/21/2016	10/28/2016	10/28/2031
BOND/SELL EUR/IBRD/GDIF/1131EURSTR	0000014900	EUR	110,000,000.00	119,834,000.00	10/24/2016	11/11/2016	11/11/2031
BOND/SELL EUR/IBRD/GDIF/1166EURSTR	0000014904	EUR	31,781,499.91	34,576,682.83	10/25/2016	11/4/2016	11/4/2066
BOND/SELL EUR/IBRD/GDIF/1146EURSTR	0000014910	EUR	40,000,000.00	43,700,000.00	10/27/2016	11/7/2016	11/7/2046
BOND/SELL EUR/IBRD/NSV/1153EUR00.00	0000014918	EUR	71,000,000.00	77,489,400.00	10/28/2016	11/10/2016	11/10/2053
BOND/SELL EUR/IBRD/GDIF/1131EURSTR01	0000014921	EUR	16,000,000.00	17,598,400.00	11/1/2016	11/10/2016	11/10/2031
BOND/SELL EUR/IBRD/NSV/1146EURSTR01	0000014925	EUR	10,000,000.00	10,999,000.00	11/1/2016	11/16/2016	11/16/2046
BOND/SELL EUR/IBRD/GDIF/0232EURSTR	0000014943	EUR	100,000,000.00	110,910,000.00	11/9/2016	11/25/2016	2/25/2032
BOND/SELL EUR/IBRD/NSV/1146EURSTR02	0000014945	EUR	10,000,000.00	11,091,000.00	11/9/2016	11/23/2016	11/23/2046
BOND/SELL EUR/IBRD/GDIF/1126EURSTR	0000014950	EUR	10,000,000.00	10,873,000.00	11/11/2016	11/30/2016	11/30/2026
BOND/SELL EUR/IBRD/GDIF/1146EURSTR03	0000014958	EUR	30,000,000.00	32,088,000.00	11/16/2016	11/23/2016	11/23/2046
BOND/SELL EUR/IBRD/GDIF/1252EURSTR	0000014978	EUR	50,000,000.00	53,117,500.00	11/23/2016	12/2/2016	12/2/2052
BOND/SELL EUR/IBRD/NSV/0147EURSTR	0000015018	EUR	25,000,000.00	26,515,000.00	12/12/2016	12/28/2016	1/15/2047

Sub-total New Borrowings			1,782,168,361.31	1,955,920,077.45

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1223GBP00.625	0000014839	GBP	300,000,000.00	382,950,000.00	10/4/2016	10/12/2016	12/15/2023
BOND/SELL GBP/IBRD/GDIF/1220GBP01.375	0000015005	GBP	175,000,000.00	220,421,250.00	12/7/2016	12/16/2016	12/15/2020

Sub-total New Borrowings			475,000,000.00	603,371,250.00

Page 2/11

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Indian Rupees
BOND/SELL INR/IBRD/GDIF/1119INR04.75	0000014837	INR	1,600,000,000.00	24,046,590.27	10/3/2016	11/1/2016	11/1/2019
BOND/SELL INR/IBRD/GDIF/1021INR04.70	0000014840	INR	340,000,000.00	5,110,860.58	10/4/2016	10/13/2016	10/13/2021
BOND/SELL INR/IBRD/GDIF/0621INR00.00	0000014846	INR	200,000,000.00	3,005,259.20	10/5/2016	10/14/2016	6/15/2021
BOND/SELL INR/IBRD/GDIF/0521INR00.00	0000014847	INR	400,000,000.00	6,010,518.41	10/5/2016	10/14/2016	5/11/2021
BOND/SELL INR/IBRD/GDIF/1021INR00.00	0000014859	INR	400,000,000.00	5,994,754.59	10/7/2016	10/18/2016	10/18/2021
BOND/SELL INR/IBRD/GDIF/0821INR00.00	0000014871	INR	900,000,000.00	13,489,208.63	10/14/2016	10/24/2016	8/18/2021
BOND/SELL INR/IBRD/GDIF/0519INR04.82	0000014883	INR	325,000,000.00	4,872,198.49	10/19/2016	11/21/2016	5/15/2019
BOND/SELL INR/IBRD/GDIF/1121INR04.88	0000014895	INR	1,264,000,000.00	18,896,710.19	10/21/2016	11/29/2016	11/24/2021
BOND/SELL INR/IBRD/GDIF/1019INR05.75	0000014897	INR	4,000,000,000.00	59,799,715.80	10/21/2016	10/28/2016	10/28/2019
BOND/SELL INR/IBRD/GDIF/0821INR00.00	0000014898	INR	900,000,000.00	13,468,023.55	10/24/2016	11/1/2016	8/18/2021
BOND/SELL INR/IBRD/GDIF/0818INR06.375	0000014914	INR	1,000,000,000.00	14,957,744.37	10/27/2016	11/4/2016	8/7/2018
BOND/SELL INR/IBRD/GDIF/0721INR05.80	0000014916	INR	300,000,000.00	4,491,017.96	10/28/2016	11/7/2016	7/22/2021
BOND/SELL INR/IBRD/GDIF/0821INR00.00	0000014922	INR	900,000,000.00	13,486,176.67	11/1/2016	11/9/2016	8/18/2021
BOND/SELL INR/IBRD/GDIF/1021INR04.70	0000014928	INR	300,000,000.00	4,493,035.79	11/2/2016	11/10/2016	10/13/2021
BOND/SELL INR/IBRD/GDIF/0521INR00.00	0000014929	INR	350,000,000.00	5,241,875.09	11/2/2016	11/15/2016	5/11/2021
BOND/SELL INR/IBRD/GDIF/0619INR04.66	0000014960	INR	525,000,000.00	7,714,926.84	11/16/2016	12/19/2016	6/17/2019
BOND/SELL INR/IBRD/GDIF/1119INR04.53	0000014963	INR	2,512,400,000.00	37,047,604.93	11/17/2016	11/29/2016	11/29/2019
BOND/SELL INR/IBRD/GDIF/1220INR04.70	0000014964	INR	320,000,000.00	4,718,688.74	11/17/2016	12/28/2016	12/22/2020
BOND/SELL INR/IBRD/GDIF/0621INR00.00	0000014966	INR	300,000,000.00	4,401,372.93	11/18/2016	11/28/2016	6/15/2021
BOND/SELL INR/IBRD/GDIF/1021INR04.70	0000014999	INR	260,000,000.00	3,811,741.04	12/5/2016	12/14/2016	10/13/2021
BOND/SELL INR/IBRD/GDIF/0821INR00.00	0000015010	INR	2,300,000,000.00	34,156,175.40	12/8/2016	12/16/2016	8/18/2021
BOND/SELL INR/IBRD/GDIF/1021INR00.00	0000015011	INR	400,000,000.00	5,940,204.42	12/8/2016	12/15/2016	10/18/2021
BOND/SELL INR/IBRD/GDIF/0221INR04.40	0000015019	INR	60,000,000.00	887,571.34	12/13/2016	2/1/2017	2/2/2021
BOND/SELL INR/IBRD/GDIF/0719INR04.40	0000015022	INR	363,000,000.00	5,380,045.37	12/14/2016	1/23/2017	7/16/2019

Sub-total New Borrowings			20,219,400,000.00	301,422,020.61

Page 3/11

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/1019JPYSTR04	0000014852	JPY	300,000,000.00	2,895,892.66	10/6/2016	10/28/2016	10/30/2019
BOND/SELL JPY/IBRD/GDIF/0418JPYSTR05	0000014877	JPY	22,070,000,000.00	212,507,823.41	10/18/2016	10/26/2016	4/12/2018
BOND/SELL JPY/IBRD/GDIF/0418JPYSTR06	0000014878	JPY	1,537,000,000.00	14,799,480.04	10/18/2016	10/26/2016	4/12/2018
BOND/SELL JPY/IBRD/GDIF/1119JPYSTR05	0000014934	JPY	270,000,000.00	2,621,995.63	11/4/2016	11/29/2016	11/27/2019
BOND/SELL JPY/IBRD/GDIF/0518JPYSTR02	0000014952	JPY	1,883,000,000.00	17,461,863.03	11/14/2016	11/21/2016	5/10/2018
BOND/SELL JPY/IBRD/GDIF/1221JPYSTR02	0000014972	JPY	100,000,000.00	904,690.82	11/21/2016	12/8/2016	12/9/2021
BOND/SELL JPY/IBRD/GDIF/1219JPYSTR01	0000014982	JPY	1,000,000,000.00	8,878,235.01	11/29/2016	12/20/2016	12/20/2019
BOND/SELL JPY/IBRD/GDIF/0618JPYSTR03	0000015001	JPY	3,370,000,000.00	29,549,739.14	12/6/2016	12/14/2016	6/8/2018
BOND/SELL JPY/IBRD/GDIF/1219JPYSTR02	0000015002	JPY	850,000,000.00	7,453,198.30	12/6/2016	12/29/2016	12/30/2019

Sub-total New Borrowings			31,380,000,000.00	297,072,918.04

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/1019MXN05.25	0000014845	MXN	500,000,000.00	25,830,448.93	10/5/2016	10/17/2016	10/17/2019
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000014863	MXN	300,000,000.00	15,809,443.51	10/11/2016	10/18/2016	8/16/2018
BOND/SELL MXN/IBRD/GDIF/0320MXN07.50	0000014864	MXN	150,000,000.00	7,904,721.75	10/11/2016	10/18/2016	3/5/2020
BOND/SELL MXN/IBRD/GDIF/1119MXN04.10	0000014881	MXN	75,000,000.00	4,001,301.76	10/18/2016	11/16/2016	11/16/2019
BOND/SELL MXN/IBRD/GDIF/0424MXN00.00	0000014887	MXN	350,000,000.00	18,898,488.12	10/20/2016	10/31/2016	4/30/2024
BOND/SELL MXN/IBRD/GDIF/0922MXN00.00	0000014905	MXN	500,000,000.00	27,007,318.98	10/25/2016	11/1/2016	9/19/2022
BOND/SELL MXN/IBRD/GDIF/0320MXN07.50	0000014948	MXN	150,000,000.00	7,446,386.02	11/10/2016	11/18/2016	3/5/2020
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000014949	MXN	500,000,000.00	24,821,286.74	11/10/2016	11/18/2016	8/16/2018
BOND/SELL MXN/IBRD/GDIF/0424MXN00.00	0000014984	MXN	150,000,000.00	7,257,245.15	11/29/2016	12/6/2016	4/30/2024
BOND/SELL MXN/IBRD/GDIF/1119MXN04.10	0000015033	MXN	75,000,000.00	3,661,537.26	12/21/2016	1/3/2017	11/16/2019

Sub-total New Borrowings			2,750,000,000.00	142,638,178.22

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000014875	RUB	1,000,000,000.00	15,873,721.37	10/17/2016	10/24/2016	8/22/2018
BOND/SELL RUB/IBRD/GDIF/0919RUB10.00	0000014917	RUB	500,000,000.00	7,948,196.83	10/28/2016	11/7/2016	9/16/2019
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000014959	RUB	1,000,000,000.00	15,273,249.90	11/16/2016	11/23/2016	8/22/2018
BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000014961	RUB	750,000,000.00	11,454,937.42	11/16/2016	11/23/2016	11/23/2020
BOND/SELL RUB/IBRD/GDIF/0919RUB10.00	0000014967	RUB	500,000,000.00	7,709,505.82	11/18/2016	11/28/2016	9/16/2019
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000014983	RUB	1,500,000,000.00	23,061,879.64	11/29/2016	12/6/2016	8/22/2018
BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000014985	RUB	500,000,000.00	7,802,162.14	11/30/2016	12/7/2016	11/23/2020
BOND/SELL RUB/IBRD/GDIF/0319RUB10.30	0000014994	RUB	250,000,000.00	3,908,983.23	12/1/2016	12/8/2016	3/5/2019
BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015006	RUB	750,000,000.00	11,778,100.58	12/7/2016	12/14/2016	11/23/2020
BOND/SELL RUB/IBRD/GDIF/0919RUB10.00	0000015009	RUB	500,000,000.00	7,894,404.45	12/8/2016	12/15/2016	9/16/2019
BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015032	RUB	750,000,000.00	12,163,930.86	12/20/2016	12/29/2016	11/23/2020

Sub-total New Borrowings			8,000,000,000.00	124,869,072.24

Singapore Dollar
BOND/SELL SGD/IBRD/GDIF/1119SGD01.12	0000014932	SGD	500,000,000.00	360,919,623.20	11/3/2016	11/14/2016	11/14/2019

Sub-total New Borrowings			500,000,000.00	360,919,623.20

Page 4/11

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/1119TRY06.80	0000014882	TRY	8,000,000.00	2,579,812.96	10/18/2016	11/16/2016	11/16/2019
BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000014906	TRY	6,000,000.00	1,949,476.08	10/25/2016	11/2/2016	11/2/2020
BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000014975	TRY	6,000,000.00	1,769,493.92	11/23/2016	12/2/2016	11/2/2020

Sub-total New Borrowings			20,000,000.00	6,298,782.97

United States Dollar
BOND/SELL USD/IBRD/GDIF/1021USDSTR04	0000014843	USD	100,000,000.00	100,000,000.00	10/4/2016	10/27/2016	10/27/2021
BOND/SELL USD/IBRD/GDIF/1020USDFRN	0000014844	USD	500,000,000.00	500,000,000.00	10/5/2016	10/13/2016	10/13/2020
BOND/SELL USD/IBRD/GDIF/1031USDSTR	0000014849	USD	25,000,000.00	25,000,000.00	10/5/2016	10/20/2016	10/20/2031
BOND/SELL USD/IBRD/GDIF/1022USDSTR01	0000014850	USD	100,000,000.00	100,000,000.00	10/6/2016	10/19/2016	10/19/2022
BOND/SELL USD/IBRD/GDIF/1046USDSTR	0000014851	USD	114,500,000.00	114,500,000.00	10/6/2016	10/20/2016	10/20/2046
BOND/SELL USD/IBRD/GDIF/1029USDSTR	0000014854	USD	10,000,000.00	10,000,000.00	10/6/2016	10/26/2016	10/26/2029
BOND/SELL USD/IBRD/GDIF/1030USDSTR	0000014855	USD	10,000,000.00	10,000,000.00	10/6/2016	10/25/2016	10/25/2030
BOND/SELL USD/IBRD/GDIF/1031USDSTR01	0000014856	USD	10,000,000.00	10,000,000.00	10/6/2016	10/27/2016	10/27/2031
BOND/SELL USD/IBRD/GDIF/0418USD00.84	0000014857	USD	25,000,000.00	25,000,000.00	10/7/2016	10/17/2016	4/17/2018
BOND/SELL USD/IBRD/GDIF/1046USDSTR01	0000014858	USD	119,608,085.00	119,608,085.00	10/7/2016	10/17/2016	10/17/2046
BOND/SELL USD/IBRD/GDIF/1036USDSTR	0000014860	USD	34,160,000.00	34,160,000.00	10/7/2016	10/21/2016	10/21/2036
BOND/SELL USD/IBRD/GDIF/1022USDSTR02	0000014865	USD	100,000,000.00	100,000,000.00	10/11/2016	10/26/2016	10/26/2022
BOND/SELL USD/IBRD/GDIF/1021USDSTR05	0000014867	USD	100,000,000.00	100,000,000.00	10/12/2016	10/27/2016	10/27/2021
BOND/SELL USD/IBRD/GDIF/1046USDSTR02	0000014868	USD	233,200,000.00	233,200,000.00	10/12/2016	10/19/2016	10/19/2046
BOND/SELL USD/IBRD/GDIF/1046USDSTR03	0000014869	USD	114,950,000.00	114,950,000.00	10/13/2016	10/27/2016	10/27/2046
BOND/SELL USD/IBRD/GDIF/1022USDSTR03	0000014872	USD	100,000,000.00	100,000,000.00	10/14/2016	10/26/2016	10/26/2022
BOND/SELL USD/IBRD/GDIF/1019USDSTR03	0000014873	USD	250,000,000.00	250,000,000.00	10/14/2016	10/25/2016	10/25/2019
BOND/SELL USD/IBRD/GDIF/1126USDSTR	0000014874	USD	10,000,000.00	10,000,000.00	10/14/2016	11/7/2016	11/6/2026
BOND/SELL USD/IBRD/GDIF/1018USDFRN	0000014880	USD	25,000,000.00	25,000,000.00	10/18/2016	10/27/2016	10/27/2018
BOND/SELL USD/IBRD/GDIF/1119USD01.125	0000014888	USD	3,000,000,000.00	3,000,000,000.00	10/20/2016	10/27/2016	11/27/2019
BOND/SELL USD/IBRD/GDIF/1026USD01.875	0000014889	USD	1,250,000,000.00	1,250,000,000.00	10/20/2016	10/27/2016	10/27/2026
BOND/SELL USD/IBRD/GDIF/1031USDSTR02	0000014891	USD	25,000,000.00	25,000,000.00	10/20/2016	10/28/2016	10/28/2031
BOND/SELL USD/IBRD/GDIF/1028USDSTR	0000014901	USD	1,000,000.00	1,000,000.00	10/24/2016	10/28/2016	10/15/2028
BOND/SELL USD/IBRD/GDIF/1121USDSTR01	0000014912	USD	111,000,000.00	111,000,000.00	10/27/2016	11/23/2016	11/23/2021
BOND/SELL USD/IBRD/GDIF/1121USDSTR02	0000014920	USD	500,000,000.00	500,000,000.00	10/28/2016	11/22/2016	11/22/2021
BOND/SELL USD/IBRD/GDIF/1128USDSTR	0000014923	USD	10,000,000.00	10,000,000.00	11/1/2016	11/15/2016	11/15/2028
BOND/SELL USD/IBRD/GDIF/1146USDSTR	0000014924	USD	24,100,000.00	24,100,000.00	11/1/2016	11/8/2016	11/8/2046
BOND/SELL USD/IBRD/GDIF/1146USDSTR01	0000014926	USD	476,300,000.00	476,300,000.00	11/2/2016	11/14/2016	11/14/2046
BOND/SELL USD/IBRD/GDIF/1146USDSTR02	0000014927	USD	117,800,000.00	117,800,000.00	11/2/2016	11/16/2016	11/16/2046
BOND/SELL USD/IBRD/GDIF/1219USD01.181	0000014933	USD	100,000,000.00	100,000,000.00	11/4/2016	11/14/2016	12/15/2019
BOND/SELL USD/IBRD/GDIF/1131USDSTR	0000014935	USD	10,000,000.00	10,000,000.00	11/4/2016	11/28/2016	11/28/2031
BOND/SELL USD/IBRD/GDIF/1121USDSTR03	0000014938	USD	1,624,000.00	1,624,000.00	11/7/2016	11/15/2016	11/15/2021
BOND/SELL USD/IBRD/GDIF/1131USDSTR01	0000014939	USD	25,000,000.00	25,000,000.00	11/8/2016	11/30/2016	11/28/2031
BOND/SELL USD/IBRD/GDIF/1121USDSTR04	0000014940	USD	25,000,000.00	25,000,000.00	11/8/2016	11/30/2016	11/24/2021
BOND/SELL USD/IBRD/GDIF/1146USDSTR03	0000014944	USD	24,100,000.00	24,100,000.00	11/9/2016	11/18/2016	11/18/2046

Page 5/11

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/1146USDSTR04	0000014947	USD	54,689,775.36	54,689,775.36	11/10/2016	11/18/2016	11/18/2046
BOND/SELL USD/IBRD/GDIF/1146USDSTR05	0000014951	USD	138,721,645.00	138,721,645.00	11/14/2016	11/21/2016	11/21/2046
BOND/SELL USD/IBRD/GDIF/1146USDSTR06	0000014953	USD	25,450,000.00	25,450,000.00	11/15/2016	11/23/2016	11/23/2046
BOND/SELL USD/IBRD/GDIF/1220USDSTR02	0000014954	USD	20,000,000.00	20,000,000.00	11/15/2016	12/15/2016	12/15/2020
BOND/SELL USD/IBRD/GDIF/1121USDSTR05	0000014956	USD	200,000,000.00	200,000,000.00	11/15/2016	11/29/2016	11/29/2021
BOND/SELL USD/IBRD/GDIF/1121USDSTR06	0000014957	USD	5,650,000.00	5,650,000.00	11/15/2016	11/28/2016	11/15/2021
BOND/SELL USD/IBRD/GDIF/1126USDSTR01	0000014965	USD	40,000,000.00	40,000,000.00	11/17/2016	11/28/2016	11/27/2026
BOND/SELL USD/IBRD/GDIF/1246USDSTR	0000014969	USD	146,147,750.04	146,147,750.04	11/18/2016	12/2/2016	12/2/2046
BOND/SELL USD/IBRD/GDIF/1221USDSTR02	0000014970	USD	100,000,000.00	100,000,000.00	11/21/2016	12/7/2016	12/7/2021
BOND/SELL USD/IBRD/GDIF/0321USD01.625	0000014971	USD	150,000,000.00	150,000,000.00	11/21/2016	11/29/2016	3/9/2021
BOND/SELL USD/IBRD/GDIF/1221USDSTR03	0000014976	USD	11,000,000.00	11,000,000.00	11/23/2016	12/15/2016	12/15/2021
BOND/SELL USD/IBRD/GDIF/1218USDFRNA	0000014977	USD	300,000,000.00	300,000,000.00	11/23/2016	12/7/2016	12/7/2018
BOND/SELL USD/IBRD/GDIF/1221USDSTR04	0000014981	USD	15,000,000.00	15,000,000.00	11/28/2016	12/28/2016	12/28/2021
BOND/SELL USD/IBRD/GDIF/1221USDSTR05	0000014992	USD	5,000,000.00	5,000,000.00	11/30/2016	12/28/2016	12/28/2021
BOND/SELL USD/IBRD/GDIF/1221USDSTR06	0000014993	USD	100,000,000.00	100,000,000.00	12/1/2016	12/19/2016	12/19/2021
BOND/SELL USD/IBRD/GDIF/0621USDSTR03	0000014997	USD	10,000,000.00	10,000,000.00	12/2/2016	12/22/2016	6/22/2021
BOND/SELL USD/IBRD/GDIF/1219USDSTR01	0000014998	USD	50,000,000.00	50,000,000.00	12/5/2016	12/8/2016	12/30/2019
BOND/SELL USD/IBRD/GDIF/1219USDSTR02	0000015000	USD	150,000,000.00	150,000,000.00	12/5/2016	12/8/2016	12/30/2019
BOND/SELL USD/IBRD/GDIF/1246USDSTR01	0000015003	USD	89,224,463.73	89,224,463.73	12/6/2016	12/16/2016	12/16/2046
BOND/SELL USD/IBRD/GDIF/1221USDSTR07	0000015008	USD	6,000,000.00	6,000,000.00	12/7/2016	12/30/2016	12/30/2021
BOND/SELL USD/IBRD/GDIF/1221USDSTR08	0000015012	USD	5,000,000.00	5,000,000.00	12/8/2016	12/15/2016	12/15/2021
BOND/SELL USD/IBRD/GDIF/1246USDSTR02	0000015013	USD	26,050,000.00	26,050,000.00	12/9/2016	12/16/2016	12/16/2046
BOND/SELL USD/IBRD/GDIF/1246USDSTR03	0000015017	USD	63,022,616.00	63,022,616.00	12/12/2016	12/22/2016	12/22/2046
BOND/SELL USD/IBRD/GDIF/0921USDSTR03	0000015021	USD	33,500,000.00	33,500,000.00	12/13/2016	12/28/2016	9/28/2021
BOND/SELL USD/IBRD/GDIF/1246USDSTR04	0000015026	USD	63,570,820.12	63,570,820.12	12/15/2016	12/22/2016	12/22/2046
BOND/SELL USD/IBRD/GDIF/0123USDSTR	0000015035	USD	750,000,000.00	750,000,000.00	12/21/2016	1/3/2017	1/6/2023
BOND/SELL USD/IBRD/GDIF/0124USDSTR01	0000015036	USD	525,000,000.00	525,000,000.00	12/21/2016	1/17/2017	1/5/2024
BOND/SELL USD/IBRD/GDIF/0721USD02.07	0000015037	USD	30,000,000.00	30,000,000.00	12/27/2016	1/20/2017	7/1/2021
BOND/SELL USD/IBRD/GDIF/0122USDSTR03	0000015040	USD	18,000,000.00	18,000,000.00	12/28/2016	1/12/2017	1/12/2022
BOND/SELL USD/IBRD/GDIF/1026USDSTR	0000014820	USD	442,568,000.00	442,568,000.00	9/22/2016	10/20/2016	10/20/2026

Sub-total New Borrowings			11,255,937,155.25	11,255,937,155.25

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0719ZAR00.00	0000014841	ZAR	100,000,000.00	7,328,423.29	10/4/2016	10/12/2016	7/29/2019
BOND/SELL ZAR/IBRD/GDIF/0919ZAR06.60	0000014885	ZAR	75,000,000.00	5,388,956.95	10/19/2016	10/28/2016	9/26/2019
BOND/SELL ZAR/IBRD/GDIF/1124ZAR00.00	0000014899	ZAR	450,000,000.00	32,329,908.76	10/24/2016	11/29/2016	11/29/2024
BOND/SELL ZAR/IBRD/GDIF/1119ZAR08.20	0000014915	ZAR	200,000,000.00	14,392,993.49	10/27/2016	11/4/2016	11/4/2019
BOND/SELL ZAR/IBRD/GDIF/0719ZAR00.00	0000014919	ZAR	150,000,000.00	10,826,416.46	10/28/2016	11/7/2016	7/29/2019
BOND/SELL ZAR/IBRD/GDIF/0924ZAR00.00	0000014941	ZAR	200,000,000.00	14,818,986.08	11/9/2016	11/17/2016	9/20/2024
BOND/SELL ZAR/IBRD/GDIF/0719ZAR00.00	0000014955	ZAR	150,000,000.00	10,599,208.59	11/15/2016	11/28/2016	7/29/2019

Sub-total New Borrowings			1,325,000,000.00	95,684,893.62

Total New Borrrowings				15,602,026,298.51

Page 6/11

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1116AUD06.00	0000007629	AUD	-500,000,000.00	-384,650,000.00	10/27/2006	11/9/2006	11/9/2016
BOND/SELL AUD/IBRD/GDIF/1116AUD06.00	0000010135	AUD	-500,000,000.00	-384,650,000.00	4/14/2010	4/21/2010	11/9/2016
BOND/SELL AUD/IBRD/GDIF/1116AUD04.08	0000011015	AUD	-13,000,000.00	-9,702,550.00	10/21/2011	11/28/2011	11/28/2016
BOND/SELL AUD/IBRD/GDIF/1016AUD04.16	0000011306	AUD	-19,865,000.00	-15,048,730.75	3/22/2012	4/12/2012	10/12/2016
BOND/SELL AUD/IBRD/GDIF/1116AUD03.71	0000011357	AUD	-19,420,000.00	-14,649,477.00	4/19/2012	5/14/2012	11/14/2016
BOND/SELL AUD/IBRD/GDIF/1116AUD06.00	0000012615	AUD	-300,000,000.00	-230,790,000.00	9/13/2013	9/24/2013	11/9/2016

Sub-total Maturing Borrowings			-1,352,285,000.00	-1,039,490,757.75

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/1016BRL00.50	0000012606	BRL	-60,000,000.00	-18,596,290.04	9/12/2013	10/7/2013	10/7/2016
BOND/SELL BRL/IBRD/GDIF/1116BRL00.50	0000012680	BRL	-35,000,000.00	-10,437,635.13	10/24/2013	11/21/2013	11/21/2016

Sub-total Maturing Borrowings			-95,000,000.00	-29,033,925.17

Page 7/11

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Euro Currency
BOND/SELL EUR/IBRD/GMTN/1116DEM00.00E	0000000136	EUR	-371,146,775.36	-409,820,269.35	11/8/1996	11/8/1996	11/8/2016
BOND/SELL EUR/IBRD/GMTN/1116ITL00.00E	0000000285	EUR	-105,566,372.40	-116,793,356.10	11/7/1996	11/7/1996	11/7/2016
BOND/SELL EUR/IBRD/GMTN/1116ITL00.00E	0000000286	EUR	-258,228,450.00	-285,691,045.66	11/7/1996	11/7/1996	11/7/2016
BOND/SELL EUR/IBRD/GMTN/1116ITL00.00E	0000000287	EUR	-258,228,450.00	-285,691,045.66	11/7/1996	11/7/1996	11/7/2016
BOND/SELL EUR/IBRD/GMTN/1116ITL00.00E	0000000288	EUR	-516,456,899.00	-571,382,090.21	12/20/1996	12/20/1996	11/7/2016
BOND/SELL EUR/IBRD/GMTN/1116DEM00.00E	0000005151	EUR	-255,645,941.00	-282,284,248.05	2/7/1997	2/7/1997	11/8/2016
BOND/SELL EUR/IBRD/GDIF/1016EUR00.10	0000011632	EUR	-38,000,000.00	-41,866,500.00	9/25/2012	10/12/2012	10/12/2016
BOND/SELL EUR/IBRD/GDIF/1016EUR00.297	0000012620	EUR	-22,000,000.00	-24,377,100.00	9/18/2013	10/11/2013	10/11/2016
BOND/SELL EUR/IBRD/GDIF/1016EUR00.243	0000012633	EUR	-22,000,000.00	-24,377,100.00	9/24/2013	10/11/2013	10/11/2016
BOND/SELL EUR/IBRD/GDIF/1216EUR00.375	0000012711	EUR	-948,775,000.00	-987,722,213.75	11/6/2013	11/13/2013	12/15/2016

Sub-total Maturing Borrowings			-2,796,047,887.76	-3,030,004,968.78

Page 8/11

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1016GBP00.875	0000012667	GBP	-60,000,000.00	-73,404,000.00	10/18/2013	10/25/2013	10/25/2016
BOND/SELL GBP/IBRD/GDIF/1216GBP01.00	0000012891	GBP	-250,000,000.00	-305,787,500.00	2/20/2014	2/28/2014	12/28/2016
BOND/SELL GBP/IBRD/GDIF/1216GBP01.00	0000013043	GBP	-100,000,000.00	-122,315,000.00	5/15/2014	5/22/2014	12/28/2016
BOND/SELL GBP/IBRD/GDIF/1216GBP01.00	0000013266	GBP	-150,000,000.00	-183,472,500.00	9/10/2014	9/17/2014	12/28/2016

Sub-total Maturing Borrowings			-560,000,000.00	-684,979,000.00

Indian Rupees
BOND/SELL INR/IBRD/GDIF/1216INR06.00	0000013081	INR	-2,000,000,000.00	-29,394,560.24	6/12/2014	6/20/2014	12/20/2016
BOND/SELL INR/IBRD/GDIF/1216INR06.00	0000013310	INR	-1,500,000,000.00	-22,045,920.18	9/30/2014	10/14/2014	12/20/2016
BOND/SELL INR/IBRD/GDIF/1216INR06.00	0000013421	INR	-2,000,000,000.00	-29,394,560.24	11/25/2014	12/5/2014	12/20/2016
BOND/SELL INR/IBRD/GDIF/1216INR06.00	0000013521	INR	-7,500,000,000.00	-110,229,600.91	1/16/2015	1/28/2015	12/20/2016

Sub-total Maturing Borrowings			-13,000,000,000.00	-191,064,641.58

Japanese Yen
BOND/SELL JPY/IBRD/MLT/1216JPY06.20	0000000312	JPY	-40,000,000,000.00	-347,886,588.97	12/10/1986	12/10/1986	12/10/2016

Sub-total Maturing Borrowings			-40,000,000,000.00	-347,886,588.97

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/1116MXN02.625	0000013362	MXN	-1,000,000,000.00	-53,448,354.19	10/28/2014	11/6/2014	11/7/2016

Sub-total Maturing Borrowings			-1,000,000,000.00	-53,448,354.19

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/1016RUB07.625	0000013124	RUB	-684,850,000.00	-10,972,821.50	7/3/2014	7/11/2014	10/11/2016

Sub-total Maturing Borrowings			-684,850,000.00	-10,972,821.50

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/1116TRY07.50	0000012727	TRY	-50,000,000.00	-14,846,046.50	11/14/2013	11/21/2013	11/21/2016
BOND/SELL TRY/IBRD/GDIF/1116TRY07.68	0000013334	TRY	-64,000,000.00	-19,309,387.68	10/16/2014	11/18/2014	11/17/2016

Sub-total Maturing Borrowings			-114,000,000.00	-34,155,434.18

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1016ZAR00.50	0000010951	ZAR	-34,000,000.00	-2,392,260.33	9/9/2011	10/13/2011	10/14/2016
BOND/SELL ZAR/IBRD/GDIF/1116ZAR06.25	0000012710	ZAR	-250,000,000.00	-18,441,406.12	11/5/2013	11/14/2013	11/4/2016
BOND/SELL ZAR/IBRD/GDIF/1116ZAR06.25	0000012819	ZAR	-250,000,000.00	-18,441,406.12	1/14/2014	1/22/2014	11/4/2016
BOND/SELL ZAR/IBRD/GDIF/1116ZAR06.25	0000012892	ZAR	-150,000,000.00	-11,064,843.67	2/20/2014	2/27/2014	11/4/2016
BOND/SELL ZAR/IBRD/GDIF/1116ZAR06.25	0000013025	ZAR	-100,000,000.00	-7,376,562.45	4/29/2014	5/6/2014	11/4/2016

Sub-total Maturing Borrowings			-784,000,000.00	-57,716,478.70

Page 9/11

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar
BOND/SELL USD/IBRD/COLTS/1116USD08.351	0000000449	USD	-2,000,000.00	-2,000,000.00	2/13/1987	2/13/1987	11/15/2016
BOND/SELL USD/IBRD/COLTS/1116USD08.352	0000000450	USD	-1,000,000.00	-1,000,000.00	2/13/1987	2/13/1987	11/15/2016
BOND/SELL USD/IBRD/COLTS/1016USD08.80	0000000455	USD	-10,000,000.00	-10,000,000.00	4/9/1987	4/9/1987	10/15/2016
BOND/SELL USD/IBRD/MLT/1016USD08.63	0000000513	USD	-253,241,000.00	-253,241,000.00	10/21/1986	10/21/1986	10/15/2016
BOND/SELL USD/IBRD/COLTS/1116USD08.40	0000000743	USD	-12,620,000.00	-12,620,000.00	12/11/1989	12/11/1989	11/1/2016
BOND/SELL USD/IBRD/GDIF/1016USD00.00	0000007612	USD	-2,000,000.00	-2,000,000.00	10/10/2006	10/30/2006	10/31/2016
BOND/SELL USD/IBRD/GDIF/1016USD03.9425	0000009286	USD	-300,000,000.00	-300,000,000.00	10/3/2008	10/14/2008	10/14/2016
BOND/SELL USD/IBRD/GDIF/1116USD04.00	0000009320	USD	-300,000,000.00	-300,000,000.00	10/28/2008	11/5/2008	11/7/2016
BOND/SELL USD/IBRD/GDIF/1016USD02.00	0000010481	USD	-10,000,000.00	-10,000,000.00	12/1/2010	12/20/2010	10/20/2016
BOND/SELL USD/IBRD/GDIF/1016USD00.355	0000011844	USD	-38,000,000.00	-38,000,000.00	12/4/2012	12/21/2012	10/21/2016
BOND/SELL USD/IBRD/GDIF/1016USD00.625	0000013095	USD	-2,250,000,000.00	-2,250,000,000.00	6/18/2014	6/25/2014	10/14/2016
BOND/SELL USD/IBRD/GDIF/1216USD00.75	0000013179	USD	-1,750,000,000.00	-1,750,000,000.00	7/31/2014	8/8/2014	12/15/2016

Sub-total Maturing Borrowings - United States Dollar			-4,928,861,000.00	-4,928,861,000.00

Total Maturing Borrowings				-10,407,613,970.82

Page 10/11

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Early Retirement

Indian Rupees
BOND/BUY INR/IBRD/GDIF/0919INR05.60	0000014892	INR	-79,400,000.00	-1,187,644.90	10/20/2016	10/27/2016	9/30/2019
BOND/BUY INR/IBRD/GDIF/0419INR05.61	0000014974	INR	-71,900,000.00	-1,053,318.58	11/23/2016	12/2/2016	4/23/2019
BOND/BUY INR/IBRD/GDIF/0919INR05.60	0000015023	INR	-88,100,000.00	-1,297,004.45	12/14/2016	12/21/2016	9/30/2019

Sub-total early Retirements			-239,400,000.00	-3,537,967.93

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0118JPYSTR	0000014827	JPY	-998,000,000.00	-9,633,669.58	9/27/2016	10/12/2016	1/12/2018
BOND/BUY JPY/IBRD/GDIF/1117JPYSTR01	0000014909	JPY	-17,454,000,000.00	-163,449,922.74	10/26/2016	11/10/2016	11/10/2017
BOND/BUY JPY/IBRD/GDIF/0218JPYSTR04	0000014911	JPY	-1,010,000,000.00	-9,791,565.68	10/27/2016	11/9/2016	2/9/2018
BOND/BUY JPY/IBRD/GDIF/0218JPYSTR03	0000014913	JPY	-18,996,000,000.00	-184,158,991.76	10/27/2016	11/9/2016	2/9/2018
BOND/BUY JPY/IBRD/GDIF/0645JPYSTR	0000014930	JPY	-300,000,000.00	-2,622,606.87	11/3/2016	12/5/2016	6/5/2045
BOND/BUY JPY/IBRD/GDIF/0645JPYSTR02	0000014931	JPY	-300,000,000.00	-2,622,606.87	11/3/2016	12/5/2016	6/5/2045
BOND/BUY JPY/IBRD/GDIF/0919JPYSTR01	0000014968	JPY	-1,000,000,000.00	-8,742,022.90	11/18/2016	12/5/2016	9/3/2019
BOND/BUY JPY/IBRD/GDIF/0917JPYSTR02	0000014986	JPY	-2,336,000,000.00	-20,591,476.05	11/30/2016	12/8/2016	9/8/2017
BOND/BUY JPY/IBRD/GDIF/0318JPYSTR03	0000014987	JPY	-2,450,000,000.00	-21,308,053.57	11/30/2016	12/9/2016	3/9/2018
BOND/BUY JPY/IBRD/GDIF/0318JPYSTR01	0000015024	JPY	-790,000,000.00	-6,776,171.89	12/14/2016	12/29/2016	3/29/2018
BOND/BUY JPY/IBRD/GDIF/0919JPYSTR02	0000015028	JPY	-630,000,000.00	-5,387,378.14	12/15/2016	12/30/2016	9/30/2019

Sub-total early Retirements			-46,264,000,000.00	-435,084,466.06

Turkish Lira
BOND/BUY TRY/IBRD/GDIF/0718TRY09.39	0000014988	TRY	-14,200,000.00	-4,147,317.39	11/30/2016	12/7/2016	7/27/2018
BOND/BUY TRY/IBRD/GDIF/0718TRY04.80	0000014989	TRY	-11,500,000.00	-3,358,742.95	11/30/2016	12/7/2016	7/10/2018
BOND/BUY TRY/IBRD/GDIF/0318TRY09.57	0000014990	TRY	-14,300,000.00	-4,176,523.85	11/30/2016	12/7/2016	3/19/2018
BOND/BUY TRY/IBRD/GDIF/1117TRY07.95	0000014991	TRY	-15,300,000.00	-4,468,588.45	11/30/2016	12/7/2016	11/21/2017

Sub-total early Retirements			-55,300,000.00	-16,151,172.64

United States Dollar
BOND/BUY USD/IBRD/GDIF/1027USDSTR01	0000014805	USD	-25,000,000.00	-25,000,000.00	9/13/2016	10/3/2016	10/2/2027
BOND/BUY USD/IBRD/GDIF/1024USDSTR01	0000014825	USD	-1,123,000.00	-1,123,000.00	9/26/2016	10/17/2016	10/15/2024
BOND/BUY USD/IBRD/GDIF/1045USDSTR01	0000014826	USD	-90,262,750.74	-90,262,750.74	9/26/2016	10/14/2016	10/14/2045
BOND/BUY USD/IBRD/GDIF/1027USDSTR02	0000014836	USD	-23,000,000.00	-23,000,000.00	9/30/2016	10/24/2016	10/22/2027
BOND/BUY USD/IBRD/GDIF/1035USDSTR	0000014870	USD	-72,640,000.00	-72,640,000.00	10/13/2016	10/31/2016	10/29/2035
BOND/BUY USD/IBRD/GDIF/1130USDSTR02	0000014876	USD	-10,000,000.00	-10,000,000.00	10/17/2016	11/7/2016	11/6/2030
BOND/BUY USD/IBRD/GDIF/1118USDSTR07	0000014896	USD	-80,000,000.00	-80,000,000.00	10/21/2016	11/9/2016	11/9/2018
BOND/BUY USD/IBRD/GDIF/1120USDSTR06	0000014902	USD	-1,120,000.00	-1,120,000.00	10/25/2016	11/15/2016	11/15/2020
BOND/BUY USD/IBRD/GDIF/1120USDSTR07	0000014903	USD	-8,087,000.00	-8,087,000.00	10/25/2016	11/15/2016	11/15/2020
BOND/BUY USD/IBRD/GDIF/0525USDSTR01	0000014942	USD	-21,000,000.00	-21,000,000.00	11/9/2016	11/22/2016	5/22/2025
BOND/BUY USD/IBRD/GDIF/0326USDSTR02	0000014995	USD	-5,000,000.00	-5,000,000.00	12/1/2016	12/8/2016	3/29/2026
BOND/BUY USD/IBRD/GDIF/0626USDSTR	0000014996	USD	-4,000,000.00	-4,000,000.00	12/1/2016	12/8/2016	6/28/2026

Sub-total early Retirements - United States Dollar			-341,232,750.74	-341,232,750.74

Total Early Retirements				-796,006,357.37

Page 11/11

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS4OCT16	0010344931	USD	120,000,000.00	120,000,000.00	10/3/2016	10/3/2016	10/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4OCT16	0010344941	USD	120,000,000.00	120,000,000.00	10/3/2016	10/3/2016	10/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS2NOV16	0010344944	USD	27,000,000.00	27,000,000.00	10/3/2016	10/3/2016	11/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS31OCT16	0010344959	USD	78,000,000.00	78,000,000.00	10/3/2016	10/3/2016	10/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS5OCT16	0010344973	USD	120,000,000.00	120,000,000.00	10/4/2016	10/4/2016	10/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS5OCT16	0010344981	USD	120,000,000.00	120,000,000.00	10/4/2016	10/4/2016	10/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS31OCT16	0010344993	USD	7,000,000.00	7,000,000.00	10/4/2016	10/4/2016	10/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS6OCT16	0010345022	USD	120,000,000.00	120,000,000.00	10/5/2016	10/5/2016	10/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS6OCT16	0010345029	USD	120,000,000.00	120,000,000.00	10/5/2016	10/5/2016	10/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS7OCT16	0010345071	USD	125,000,000.00	125,000,000.00	10/6/2016	10/6/2016	10/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7OCT16	0010345074	USD	125,000,000.00	125,000,000.00	10/6/2016	10/6/2016	10/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS15DEC16	0010345080	USD	30,000,000.00	30,000,000.00	10/6/2016	10/6/2016	12/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS18OCT16	0010345082	USD	13,000,000.00	13,000,000.00	10/6/2016	10/6/2016	10/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS11OCT16	0010345152	USD	125,000,000.00	125,000,000.00	10/7/2016	10/7/2016	10/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11OCT16	0010345153	USD	120,000,000.00	120,000,000.00	10/7/2016	10/7/2016	10/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS2DEC16	0010345166	USD	100,000,000.00	100,000,000.00	10/7/2016	10/7/2016	12/2/2016

Page 1/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS10JAN17	0010345167	USD	6,000,000.00	6,000,000.00	10/7/2016	10/7/2016	1/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS10JAN17	0010345168	USD	2,000,000.00	2,000,000.00	10/7/2016	10/7/2016	1/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS10NOV16	0010345501	USD	2,643,000.00	2,643,000.00	10/11/2016	10/11/2016	11/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS17NOV16	0010345502	USD	50,000,000.00	50,000,000.00	10/11/2016	10/11/2016	11/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS21OCT16	0010345515	USD	22,000,000.00	22,000,000.00	10/11/2016	10/12/2016	10/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB17	0010345565	USD	300,000,000.00	300,000,000.00	10/12/2016	10/13/2016	2/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS2NOV16	0010345586	USD	5,000,000.00	5,000,000.00	10/12/2016	10/13/2016	11/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN17	0010345622	USD	10,609,000.00	10,609,000.00	10/13/2016	10/13/2016	1/4/2017
DIN/SELL USD/IBRD/DIN IBRDUS14OCT16	0010345623	USD	120,000,000.00	120,000,000.00	10/13/2016	10/13/2016	10/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010345625	USD	25,000,000.00	25,000,000.00	10/13/2016	10/13/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS14OCT16	0010345627	USD	120,000,000.00	120,000,000.00	10/13/2016	10/13/2016	10/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS17OCT16	0010345780	USD	120,000,000.00	120,000,000.00	10/14/2016	10/14/2016	10/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS17OCT16	0010345787	USD	120,000,000.00	120,000,000.00	10/14/2016	10/14/2016	10/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS2DEC16	0010345788	USD	100,000,000.00	100,000,000.00	10/14/2016	10/14/2016	12/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS25NOV16	0010345805	USD	40,000,000.00	40,000,000.00	10/14/2016	10/14/2016	11/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN17	0010345806	USD	13,500,000.00	13,500,000.00	10/14/2016	10/14/2016	1/12/2017
DIN/SELL USD/IBRD/DIN IBRDUS16NOV16	0010345807	USD	30,000,000.00	30,000,000.00	10/14/2016	10/17/2016	11/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS7NOV16	0010345908	USD	93,000,000.00	93,000,000.00	10/17/2016	10/17/2016	11/7/2016

Page 2/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS14NOV16	0010345913	USD	4,100,000.00	4,100,000.00	10/17/2016	10/17/2016	11/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS18OCT16	0010345914	USD	27,941,000.00	27,941,000.00	10/17/2016	10/17/2016	10/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS31OCT16	0010345925	USD	10,000,000.00	10,000,000.00	10/17/2016	10/17/2016	10/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS8NOV16	0010345930	USD	25,000,000.00	25,000,000.00	10/17/2016	10/17/2016	11/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS21OCT16	0010345931	USD	5,000,000.00	5,000,000.00	10/17/2016	10/17/2016	10/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN17	0010346067	USD	604,000.00	604,000.00	10/18/2016	10/18/2016	1/4/2017
DIN/SELL USD/IBRD/DIN IBRDUS19OCT16	0010346068	USD	112,000,000.00	112,000,000.00	10/18/2016	10/18/2016	10/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19DEC16	0010346098	USD	3,000,000.00	3,000,000.00	10/18/2016	10/18/2016	12/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS20OCT16	0010346158	USD	120,000,000.00	120,000,000.00	10/19/2016	10/19/2016	10/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS25NOV16	0010346202	USD	45,000,000.00	45,000,000.00	10/19/2016	10/19/2016	11/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS20OCT16	0010346206	USD	120,000,000.00	120,000,000.00	10/19/2016	10/19/2016	10/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS1NOV16	0010346207	USD	400,000,000.00	400,000,000.00	10/19/2016	10/19/2016	11/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS20OCT16	0010346210	USD	124,000,000.00	124,000,000.00	10/19/2016	10/19/2016	10/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS25OCT16	0010346277	USD	10,000,000.00	10,000,000.00	10/19/2016	10/19/2016	10/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS26OCT16	0010346473	USD	125,000,000.00	125,000,000.00	10/25/2016	10/25/2016	10/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS29NOV16	0010346621	USD	30,079,000.00	30,079,000.00	10/28/2016	10/28/2016	11/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS1NOV16	0010346701	USD	125,000,000.00	125,000,000.00	10/31/2016	10/31/2016	11/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010346728	USD	43,000,000.00	43,000,000.00	10/31/2016	11/1/2016	11/30/2016

Page 3/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2NOV16	0010346972	USD	120,000,000.00	120,000,000.00	11/1/2016	11/1/2016	11/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS1DEC16	0010346973	USD	30,000,000.00	30,000,000.00	11/1/2016	11/1/2016	12/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347016	USD	18,000,000.00	18,000,000.00	11/1/2016	11/1/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347017	USD	41,000,000.00	41,000,000.00	11/1/2016	11/1/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347036	USD	50,000,000.00	50,000,000.00	11/2/2016	11/2/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347037	USD	54,000,000.00	54,000,000.00	11/2/2016	11/2/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS1DEC16	0010347043	USD	25,000,000.00	25,000,000.00	11/2/2016	11/3/2016	12/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347067	USD	17,000,000.00	17,000,000.00	11/2/2016	11/2/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347072	USD	22,600,000.00	22,600,000.00	11/2/2016	11/2/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS1DEC16	0010347186	USD	16,840,000.00	16,840,000.00	11/3/2016	11/3/2016	12/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS4NOV16	0010347187	USD	120,000,000.00	120,000,000.00	11/3/2016	11/3/2016	11/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS24JAN17	0010347202	USD	9,446,000.00	9,446,000.00	11/3/2016	11/3/2016	1/24/2017
DIN/SELL USD/IBRD/DIN IBRDUS14DEC16	0010347218	USD	500,000,000.00	500,000,000.00	11/3/2016	11/4/2016	12/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS4NOV16	0010347239	USD	120,000,000.00	120,000,000.00	11/3/2016	11/3/2016	11/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS28NOV16	0010347266	USD	8,000,000.00	8,000,000.00	11/3/2016	11/3/2016	11/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28NOV16	0010347267	USD	250,000,000.00	250,000,000.00	11/3/2016	11/4/2016	11/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS7NOV16	0010347463	USD	120,000,000.00	120,000,000.00	11/4/2016	11/4/2016	11/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7NOV16	0010347467	USD	120,000,000.00	120,000,000.00	11/4/2016	11/4/2016	11/7/2016

Page 4/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS28NOV16	0010347482	USD	250,000,000.00	250,000,000.00	11/4/2016	11/7/2016	11/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS8NOV16	0010347517	USD	120,000,000.00	120,000,000.00	11/7/2016	11/7/2016	11/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8NOV16	0010347520	USD	120,000,000.00	120,000,000.00	11/7/2016	11/7/2016	11/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS28NOV16	0010347528	USD	150,000,000.00	150,000,000.00	11/7/2016	11/8/2016	11/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS8NOV16	0010347547	USD	68,000,000.00	68,000,000.00	11/7/2016	11/7/2016	11/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347552	USD	10,000,000.00	10,000,000.00	11/7/2016	11/7/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS10NOV16	0010347734	USD	120,000,000.00	120,000,000.00	11/9/2016	11/9/2016	11/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS10NOV16	0010347735	USD	120,000,000.00	120,000,000.00	11/9/2016	11/9/2016	11/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS10NOV16	0010347736	USD	85,000,000.00	85,000,000.00	11/9/2016	11/9/2016	11/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS9DEC16	0010347737	USD	100,000,000.00	100,000,000.00	11/9/2016	11/9/2016	12/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347738	USD	5,000,000.00	5,000,000.00	11/9/2016	11/9/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS14NOV16	0010347776	USD	120,000,000.00	120,000,000.00	11/10/2016	11/10/2016	11/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14NOV16	0010347780	USD	62,000,000.00	62,000,000.00	11/10/2016	11/10/2016	11/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14NOV16	0010347781	USD	55,000,000.00	55,000,000.00	11/10/2016	11/10/2016	11/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347797	USD	5,000,000.00	5,000,000.00	11/10/2016	11/10/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS15NOV16	0010347830	USD	120,000,000.00	120,000,000.00	11/14/2016	11/14/2016	11/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15NOV16	0010347849	USD	120,000,000.00	120,000,000.00	11/14/2016	11/14/2016	11/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15NOV16	0010347858	USD	75,000,000.00	75,000,000.00	11/14/2016	11/14/2016	11/15/2016

Page 5/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS16DEC16	0010347880	USD	5,000,000.00	5,000,000.00	11/14/2016	11/14/2016	12/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS15DEC16	0010347881	USD	10,870,000.00	10,870,000.00	11/14/2016	11/14/2016	12/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS12DEC16	0010347896	USD	17,800,000.00	17,800,000.00	11/14/2016	11/14/2016	12/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS16NOV16	0010347981	USD	120,000,000.00	120,000,000.00	11/15/2016	11/15/2016	11/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16NOV16	0010347983	USD	120,000,000.00	120,000,000.00	11/15/2016	11/15/2016	11/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS15DEC16	0010347996	USD	10,700,000.00	10,700,000.00	11/15/2016	11/15/2016	12/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS16DEC16	0010348000	USD	30,000,000.00	30,000,000.00	11/15/2016	11/16/2016	12/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS19DEC16	0010348001	USD	30,000,000.00	30,000,000.00	11/15/2016	11/18/2016	12/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS5JAN17	0010348002	USD	25,000,000.00	25,000,000.00	11/15/2016	11/16/2016	1/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS15DEC16	0010348003	USD	4,260,000.00	4,260,000.00	11/15/2016	11/15/2016	12/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS10JAN17	0010348035	USD	25,000,000.00	25,000,000.00	11/16/2016	11/16/2016	1/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS17NOV16	0010348036	USD	124,655,000.00	124,655,000.00	11/16/2016	11/16/2016	11/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS15DEC16	0010348105	USD	50,000,000.00	50,000,000.00	11/16/2016	11/17/2016	12/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS18NOV16	0010348209	USD	120,000,000.00	120,000,000.00	11/17/2016	11/17/2016	11/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS13JAN17	0010348214	USD	100,000,000.00	100,000,000.00	11/17/2016	11/17/2016	1/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS8FEB17	0010348216	USD	20,000,000.00	20,000,000.00	11/17/2016	11/17/2016	2/8/2017
DIN/SELL USD/IBRD/DIN IBRDUS20DEC16	0010348234	USD	500,000,000.00	500,000,000.00	11/17/2016	11/17/2016	12/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS16DEC16	0010348261	USD	300,000,000.00	300,000,000.00	11/17/2016	11/18/2016	12/16/2016

Page 6/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS16DEC16	0010348329	USD	100,000,000.00	100,000,000.00	11/18/2016	11/18/2016	12/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS22NOV16	0010348424	USD	120,000,000.00	120,000,000.00	11/21/2016	11/21/2016	11/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22NOV16	0010348425	USD	100,000,000.00	100,000,000.00	11/21/2016	11/21/2016	11/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22NOV16	0010348426	USD	120,000,000.00	120,000,000.00	11/21/2016	11/21/2016	11/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS3FEB17	0010348431	USD	100,000,000.00	100,000,000.00	11/21/2016	11/21/2016	2/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS23NOV16	0010348465	USD	120,000,000.00	120,000,000.00	11/22/2016	11/22/2016	11/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS6JAN17	0010348470	USD	100,000,000.00	100,000,000.00	11/22/2016	11/22/2016	1/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS15DEC16	0010348472	USD	5,000,000.00	5,000,000.00	11/22/2016	11/22/2016	12/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS29DEC16	0010348473	USD	20,000,000.00	20,000,000.00	11/22/2016	11/29/2016	12/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS13DEC16	0010348495	USD	29,000,000.00	29,000,000.00	11/23/2016	11/28/2016	12/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS23DEC16	0010348515	USD	8,000,000.00	8,000,000.00	11/28/2016	11/28/2016	12/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS8DEC16	0010348520	USD	100,000,000.00	100,000,000.00	11/28/2016	11/28/2016	12/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS29NOV16	0010348538	USD	120,000,000.00	120,000,000.00	11/28/2016	11/28/2016	11/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29NOV16	0010348540	USD	120,000,000.00	120,000,000.00	11/28/2016	11/28/2016	11/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS30JAN17	0010348549	USD	2,000,000.00	2,000,000.00	11/28/2016	11/28/2016	1/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010348550	USD	1,100,000.00	1,100,000.00	11/28/2016	11/28/2016	1/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010348588	USD	120,000,000.00	120,000,000.00	11/29/2016	11/29/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010348589	USD	120,000,000.00	120,000,000.00	11/29/2016	11/29/2016	11/30/2016

Page 7/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS26JAN17	0010348628	USD	200,256,000.00	200,256,000.00	11/29/2016	11/30/2016	1/26/2017
DIN/SELL USD/IBRD/DIN IBRDUS1DEC16	0010348699	USD	120,000,000.00	120,000,000.00	11/30/2016	11/30/2016	12/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1DEC16	0010348700	USD	120,000,000.00	120,000,000.00	11/30/2016	11/30/2016	12/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS3FEB17	0010348730	USD	100,000,000.00	100,000,000.00	11/30/2016	11/30/2016	2/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010348785	USD	48,000,000.00	48,000,000.00	11/30/2016	12/1/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010348788	USD	23,000,000.00	23,000,000.00	11/30/2016	12/1/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS15FEB17	0010349045	USD	20,000,000.00	20,000,000.00	12/1/2016	12/1/2016	2/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS2DEC16	0010349046	USD	120,000,000.00	120,000,000.00	12/1/2016	12/1/2016	12/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2DEC16	0010349047	USD	120,000,000.00	120,000,000.00	12/1/2016	12/1/2016	12/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS22FEB17	0010349048	USD	8,000,000.00	8,000,000.00	12/1/2016	12/1/2016	2/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS2DEC16	0010349049	USD	50,000,000.00	50,000,000.00	12/1/2016	12/1/2016	12/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010349053	USD	20,000,000.00	20,000,000.00	12/1/2016	12/1/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010349057	USD	7,000,000.00	7,000,000.00	12/1/2016	12/1/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010349059	USD	43,000,000.00	43,000,000.00	12/1/2016	12/1/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS5DEC16	0010349072	USD	120,000,000.00	120,000,000.00	12/2/2016	12/2/2016	12/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS30JAN17	0010349073	USD	2,000,000.00	2,000,000.00	12/2/2016	12/2/2016	1/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010349074	USD	1,500,000.00	1,500,000.00	12/2/2016	12/2/2016	1/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS5DEC16	0010349081	USD	120,000,000.00	120,000,000.00	12/2/2016	12/2/2016	12/5/2016

Page 8/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS5DEC16	0010349089	USD	130,000,000.00	130,000,000.00	12/2/2016	12/2/2016	12/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010349090	USD	100,000,000.00	100,000,000.00	12/2/2016	12/2/2016	1/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS6DEC16	0010349198	USD	120,000,000.00	120,000,000.00	12/5/2016	12/5/2016	12/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010349199	USD	1,400,000.00	1,400,000.00	12/5/2016	12/5/2016	1/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS6DEC16	0010349200	USD	120,000,000.00	120,000,000.00	12/5/2016	12/5/2016	12/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS29DEC16	0010349201	USD	20,000,000.00	20,000,000.00	12/5/2016	12/5/2016	12/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29DEC16	0010349202	USD	50,000,000.00	50,000,000.00	12/5/2016	12/5/2016	12/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS7DEC16	0010349240	USD	120,000,000.00	120,000,000.00	12/6/2016	12/6/2016	12/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7DEC16	0010349258	USD	120,000,000.00	120,000,000.00	12/6/2016	12/6/2016	12/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS8DEC16	0010349271	USD	120,000,000.00	120,000,000.00	12/7/2016	12/7/2016	12/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8DEC16	0010349316	USD	120,000,000.00	120,000,000.00	12/7/2016	12/7/2016	12/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS22DEC16	0010349342	USD	60,000,000.00	60,000,000.00	12/7/2016	12/9/2016	12/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010349381	USD	5,000,000.00	5,000,000.00	12/7/2016	12/7/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS9DEC16	0010349453	USD	120,000,000.00	120,000,000.00	12/8/2016	12/8/2016	12/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS9DEC16	0010349509	USD	120,000,000.00	120,000,000.00	12/8/2016	12/8/2016	12/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS22FEB17	0010349512	USD	2,000,000.00	2,000,000.00	12/8/2016	12/8/2016	2/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS12DEC16	0010349802	USD	120,000,000.00	120,000,000.00	12/9/2016	12/9/2016	12/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12DEC16	0010349803	USD	120,000,000.00	120,000,000.00	12/9/2016	12/9/2016	12/12/2016

Page 9/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS5JAN17	0010349804	USD	17,000,000.00	17,000,000.00	12/9/2016	12/9/2016	1/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS13DEC16	0010349805	USD	120,000,000.00	120,000,000.00	12/12/2016	12/12/2016	12/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS13DEC16	0010349837	USD	5,000,000.00	5,000,000.00	12/12/2016	12/12/2016	12/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS14DEC16	0010349893	USD	57,000,000.00	57,000,000.00	12/13/2016	12/13/2016	12/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14DEC16	0010349894	USD	150,000,000.00	150,000,000.00	12/13/2016	12/13/2016	12/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010349895	USD	6,000,000.00	6,000,000.00	12/13/2016	12/13/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS14DEC16	0010349899	USD	100,000,000.00	100,000,000.00	12/13/2016	12/13/2016	12/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS26MAY17	0010349900	USD	100,000,000.00	100,000,000.00	12/13/2016	12/14/2016	5/26/2017
DIN/SELL USD/IBRD/DIN IBRDUS15DEC16	0010349909	USD	120,000,000.00	120,000,000.00	12/14/2016	12/14/2016	12/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15DEC16	0010349944	USD	25,000,000.00	25,000,000.00	12/14/2016	12/14/2016	12/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS6FEB17	0010350076	USD	50,000,000.00	50,000,000.00	12/15/2016	12/15/2016	2/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS13JAN17	0010350088	USD	7,100,000.00	7,100,000.00	12/15/2016	12/15/2016	1/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS3APR17	0010350099	USD	250,000,000.00	250,000,000.00	12/15/2016	12/16/2016	4/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS10JAN17	0010350100	USD	15,000,000.00	15,000,000.00	12/15/2016	12/16/2016	1/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS15FEB17	0010350134	USD	20,000,000.00	20,000,000.00	12/16/2016	12/16/2016	2/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS13JAN17	0010350135	USD	35,000,000.00	35,000,000.00	12/16/2016	12/16/2016	1/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS3FEB17	0010350139	USD	50,000,000.00	50,000,000.00	12/16/2016	12/19/2016	2/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS3FEB17	0010350141	USD	25,000,000.00	25,000,000.00	12/16/2016	12/19/2016	2/3/2017

Page 10/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS10APR17	0010350142	USD	25,000,000.00	25,000,000.00	12/16/2016	12/19/2016	4/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010350166	USD	14,000,000.00	14,000,000.00	12/16/2016	12/16/2016	1/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS26MAY17	0010350303	USD	100,000,000.00	100,000,000.00	12/19/2016	12/19/2016	5/26/2017
DIN/SELL USD/IBRD/DIN IBRDUS13JAN17	0010350328	USD	100,000,000.00	100,000,000.00	12/19/2016	12/20/2016	1/13/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010350330	USD	50,000,000.00	50,000,000.00	12/20/2016	12/20/2016	1/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS3FEB17	0010350372	USD	50,000,000.00	50,000,000.00	12/20/2016	12/21/2016	2/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS6JAN17	0010350377	USD	75,000,000.00	75,000,000.00	12/20/2016	12/20/2016	1/6/2017
DIN/SELL USD/IBRD/DIN IBRDUS19JAN17	0010350378	USD	15,000,000.00	15,000,000.00	12/20/2016	12/20/2016	1/19/2017
DIN/SELL USD/IBRD/DIN IBRDUS3FEB17	0010350398	USD	110,000,000.00	110,000,000.00	12/21/2016	12/21/2016	2/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS1FEB17	0010350399	USD	11,769,000.00	11,769,000.00	12/21/2016	12/22/2016	2/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS15MAR17	0010350400	USD	21,000,000.00	21,000,000.00	12/21/2016	12/21/2016	3/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS23JAN17	0010350402	USD	350,000,000.00	350,000,000.00	12/21/2016	12/22/2016	1/23/2017
DIN/SELL USD/IBRD/DIN IBRDUS1MAR17	0010350403	USD	5,000,000.00	5,000,000.00	12/21/2016	12/21/2016	3/1/2017
DIN/SELL USD/IBRD/DIN IBRDUS23MAR17	0010350404	USD	5,000,000.00	5,000,000.00	12/21/2016	12/21/2016	3/23/2017
DIN/SELL USD/IBRD/DIN IBRDUS22FEB17	0010350409	USD	50,000,000.00	50,000,000.00	12/22/2016	12/22/2016	2/22/2017
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010350410	USD	30,000,000.00	30,000,000.00	12/22/2016	12/22/2016	1/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS12JAN17	0010350412	USD	5,000,000.00	5,000,000.00	12/22/2016	12/22/2016	1/12/2017
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010350413	USD	50,000,000.00	50,000,000.00	12/22/2016	12/22/2016	3/3/2017

Page 11/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS11JAN17	0010350414	USD	100,000,000.00	100,000,000.00	12/22/2016	12/22/2016	1/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS23DEC16	0010350415	USD	12,500,000.00	12,500,000.00	12/22/2016	12/22/2016	12/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010350416	USD	80,000,000.00	80,000,000.00	12/22/2016	12/22/2016	3/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS25JAN17	0010350417	USD	29,090,000.00	29,090,000.00	12/22/2016	12/22/2016	1/25/2017
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010350418	USD	5,880,000.00	5,880,000.00	12/22/2016	12/22/2016	3/31/2017
DIN/SELL USD/IBRD/DIN IBRDUS15JUN17	0010350419	USD	25,085,000.00	25,085,000.00	12/22/2016	12/22/2016	6/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS29DEC16	0010350462	USD	250,000,000.00	250,000,000.00	12/28/2016	12/28/2016	12/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29DEC16	0010350463	USD	50,000,000.00	50,000,000.00	12/28/2016	12/28/2016	12/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29DEC16	0010350465	USD	21,351,000.00	21,351,000.00	12/28/2016	12/28/2016	12/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29DEC16	0010350466	USD	160,000,000.00	160,000,000.00	12/28/2016	12/28/2016	12/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010350467	USD	100,000,000.00	100,000,000.00	12/28/2016	12/28/2016	1/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS30JAN17	0010350468	USD	20,000,000.00	20,000,000.00	12/28/2016	12/28/2016	1/30/2017
DIN/SELL USD/IBRD/DIN IBRDUS4JAN17	0010350469	USD	67,000,000.00	67,000,000.00	12/28/2016	12/28/2016	1/4/2017
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010350470	USD	40,000,000.00	40,000,000.00	12/28/2016	12/28/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS29DEC16	0010350471	USD	5,000,000.00	5,000,000.00	12/28/2016	12/28/2016	12/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS27FEB17	0010350472	USD	12,500,000.00	12,500,000.00	12/28/2016	12/29/2016	2/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS5JAN17	0010350540	USD	135,000,000.00	135,000,000.00	12/29/2016	12/29/2016	1/5/2017
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010350542	USD	100,000,000.00	100,000,000.00	12/29/2016	12/29/2016	12/30/2016

Page 12/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS27APR17	0010350543	USD	13,802,000.00	13,802,000.00	12/29/2016	12/29/2016	4/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS15MAR17	0010350544	USD	22,286,000.00	22,286,000.00	12/29/2016	12/29/2016	3/15/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010350545	USD	51,696,000.00	51,696,000.00	12/29/2016	12/29/2016	1/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS14MAR17	0010350546	USD	25,000,000.00	25,000,000.00	12/29/2016	12/29/2016	3/14/2017
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010350548	USD	6,000,000.00	6,000,000.00	12/29/2016	12/29/2016	1/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS27APR17	0010350549	USD	5,000,000.00	5,000,000.00	12/29/2016	12/29/2016	4/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS18JAN17	0010350768	USD	100,000,000.00	100,000,000.00	12/30/2016	12/30/2016	1/18/2017

Sub-total New Borrowings - United States Dollar			16,811,962,000.00	16,811,962,000.00

Total New Borrowings				16,811,962,000.00

Maturing Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS15NOV16	0010336211	USD	-25,000,000.00	-25,000,000.00	5/25/2016	5/25/2016	11/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS3OCT16	0010337478	USD	-100,000,000.00	-100,000,000.00	6/15/2016	6/15/2016	10/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS23DEC16	0010337763	USD	-100,000,000.00	-100,000,000.00	6/27/2016	6/28/2016	12/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS7OCT16	0010338650	USD	-6,000,000.00	-6,000,000.00	7/11/2016	7/11/2016	10/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS1NOV16	0010339484	USD	-300,000,000.00	-300,000,000.00	7/25/2016	7/26/2016	11/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010339493	USD	-50,000,000.00	-50,000,000.00	7/26/2016	7/26/2016	12/30/2016

Page 13/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS14OCT16	0010339597	USD	-13,500,000.00	-13,500,000.00	7/27/2016	7/27/2016	10/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS27OCT16	0010339622	USD	-200,000,000.00	-200,000,000.00	7/27/2016	7/29/2016	10/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS26OCT16	0010340069	USD	-5,000,000.00	-5,000,000.00	8/1/2016	8/1/2016	10/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS25OCT16	0010340206	USD	-8,485,000.00	-8,485,000.00	8/4/2016	8/4/2016	10/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS1NOV16	0010340463	USD	-3,000,000.00	-3,000,000.00	8/4/2016	8/4/2016	11/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS20OCT16	0010340516	USD	-22,000,000.00	-22,000,000.00	8/5/2016	8/5/2016	10/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS17NOV16	0010341526	USD	-50,000,000.00	-50,000,000.00	8/19/2016	8/19/2016	11/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS14OCT16	0010341529	USD	-50,000,000.00	-50,000,000.00	8/19/2016	8/19/2016	10/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14OCT16	0010341533	USD	-300,000,000.00	-300,000,000.00	8/22/2016	8/22/2016	10/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS28NOV16	0010341622	USD	-100,000,000.00	-100,000,000.00	8/24/2016	8/24/2016	11/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS25OCT16	0010341665	USD	-100,000,000.00	-100,000,000.00	8/25/2016	8/25/2016	10/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS14DEC16	0010341691	USD	-6,000,000.00	-6,000,000.00	8/26/2016	8/26/2016	12/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS5OCT16	0010341733	USD	-161,000,000.00	-161,000,000.00	8/29/2016	8/29/2016	10/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS25NOV16	0010342344	USD	-20,000,000.00	-20,000,000.00	9/1/2016	9/1/2016	11/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS8DEC16	0010342345	USD	-20,000,000.00	-20,000,000.00	9/1/2016	9/1/2016	12/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS4NOV16	0010342348	USD	-126,000,000.00	-126,000,000.00	9/1/2016	9/1/2016	11/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS7OCT16	0010342392	USD	-2,000,000.00	-2,000,000.00	9/6/2016	9/6/2016	10/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS3OCT16	0010342393	USD	-100,000,000.00	-100,000,000.00	9/6/2016	9/6/2016	10/3/2016

Page 14/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS6OCT16	0010342394	USD	-25,000,000.00	-25,000,000.00	9/6/2016	9/7/2016	10/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS7NOV16	0010342395	USD	-25,000,000.00	-25,000,000.00	9/6/2016	9/7/2016	11/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7OCT16	0010342448	USD	-19,600,000.00	-19,600,000.00	9/7/2016	9/7/2016	10/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS21DEC16	0010342520	USD	-26,000,000.00	-26,000,000.00	9/8/2016	9/8/2016	12/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS17OCT16	0010342628	USD	-30,000,000.00	-30,000,000.00	9/9/2016	9/15/2016	10/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS3OCT16	0010342657	USD	-150,000,000.00	-150,000,000.00	9/9/2016	9/13/2016	10/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS4OCT16	0010342658	USD	-150,000,000.00	-150,000,000.00	9/9/2016	9/13/2016	10/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS3OCT16	0010342714	USD	-120,000,000.00	-120,000,000.00	9/9/2016	9/12/2016	10/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS15NOV16	0010343137	USD	-100,000,000.00	-100,000,000.00	9/12/2016	9/12/2016	11/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS14DEC16	0010343257	USD	-7,000,000.00	-7,000,000.00	9/13/2016	9/13/2016	12/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS3OCT16	0010343258	USD	-200,000,000.00	-200,000,000.00	9/13/2016	9/14/2016	10/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS4NOV16	0010343529	USD	-150,000,000.00	-150,000,000.00	9/15/2016	9/15/2016	11/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS21OCT16	0010343912	USD	-10,000,000.00	-10,000,000.00	9/20/2016	9/21/2016	10/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS3NOV16	0010344085	USD	-40,000,000.00	-40,000,000.00	9/23/2016	9/23/2016	11/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS31OCT16	0010344093	USD	-15,000,000.00	-15,000,000.00	9/23/2016	9/23/2016	10/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010344253	USD	-200,130,000.00	-200,130,000.00	9/26/2016	9/29/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS4OCT16	0010344326	USD	-300,000,000.00	-300,000,000.00	9/27/2016	9/27/2016	10/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS8NOV16	0010344329	USD	-89,000,000.00	-89,000,000.00	9/27/2016	9/27/2016	11/8/2016

Page 15/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS4OCT16	0010344335	USD	-37,500,000.00	-37,500,000.00	9/27/2016	9/27/2016	10/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS25OCT16	0010344385	USD	-15,000,000.00	-15,000,000.00	9/28/2016	9/28/2016	10/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS3OCT16	0010344562	USD	-150,000,000.00	-150,000,000.00	9/30/2016	9/30/2016	10/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3OCT16	0010344580	USD	-150,000,000.00	-150,000,000.00	9/30/2016	9/30/2016	10/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3OCT16	0010344634	USD	-85,000,000.00	-85,000,000.00	9/30/2016	9/30/2016	10/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS4OCT16	0010344931	USD	-120,000,000.00	-120,000,000.00	10/3/2016	10/3/2016	10/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4OCT16	0010344941	USD	-120,000,000.00	-120,000,000.00	10/3/2016	10/3/2016	10/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS2NOV16	0010344944	USD	-27,000,000.00	-27,000,000.00	10/3/2016	10/3/2016	11/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS31OCT16	0010344959	USD	-78,000,000.00	-78,000,000.00	10/3/2016	10/3/2016	10/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS5OCT16	0010344973	USD	-120,000,000.00	-120,000,000.00	10/4/2016	10/4/2016	10/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS5OCT16	0010344981	USD	-120,000,000.00	-120,000,000.00	10/4/2016	10/4/2016	10/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS31OCT16	0010344993	USD	-7,000,000.00	-7,000,000.00	10/4/2016	10/4/2016	10/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS6OCT16	0010345022	USD	-120,000,000.00	-120,000,000.00	10/5/2016	10/5/2016	10/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS6OCT16	0010345029	USD	-120,000,000.00	-120,000,000.00	10/5/2016	10/5/2016	10/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS7OCT16	0010345071	USD	-125,000,000.00	-125,000,000.00	10/6/2016	10/6/2016	10/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7OCT16	0010345074	USD	-125,000,000.00	-125,000,000.00	10/6/2016	10/6/2016	10/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS15DEC16	0010345080	USD	-30,000,000.00	-30,000,000.00	10/6/2016	10/6/2016	12/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS18OCT16	0010345082	USD	-13,000,000.00	-13,000,000.00	10/6/2016	10/6/2016	10/18/2016

Page 16/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS11OCT16	0010345152	USD	-125,000,000.00	-125,000,000.00	10/7/2016	10/7/2016	10/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11OCT16	0010345153	USD	-120,000,000.00	-120,000,000.00	10/7/2016	10/7/2016	10/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS2DEC16	0010345166	USD	-100,000,000.00	-100,000,000.00	10/7/2016	10/7/2016	12/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS10NOV16	0010345501	USD	-2,643,000.00	-2,643,000.00	10/11/2016	10/11/2016	11/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS17NOV16	0010345502	USD	-50,000,000.00	-50,000,000.00	10/11/2016	10/11/2016	11/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS21OCT16	0010345515	USD	-22,000,000.00	-22,000,000.00	10/11/2016	10/12/2016	10/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS2NOV16	0010345586	USD	-5,000,000.00	-5,000,000.00	10/12/2016	10/13/2016	11/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS14OCT16	0010345623	USD	-120,000,000.00	-120,000,000.00	10/13/2016	10/13/2016	10/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010345625	USD	-25,000,000.00	-25,000,000.00	10/13/2016	10/13/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS14OCT16	0010345627	USD	-120,000,000.00	-120,000,000.00	10/13/2016	10/13/2016	10/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS17OCT16	0010345780	USD	-120,000,000.00	-120,000,000.00	10/14/2016	10/14/2016	10/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS17OCT16	0010345787	USD	-120,000,000.00	-120,000,000.00	10/14/2016	10/14/2016	10/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS2DEC16	0010345788	USD	-100,000,000.00	-100,000,000.00	10/14/2016	10/14/2016	12/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS25NOV16	0010345805	USD	-40,000,000.00	-40,000,000.00	10/14/2016	10/14/2016	11/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS16NOV16	0010345807	USD	-30,000,000.00	-30,000,000.00	10/14/2016	10/17/2016	11/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS7NOV16	0010345908	USD	-93,000,000.00	-93,000,000.00	10/17/2016	10/17/2016	11/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS14NOV16	0010345913	USD	-4,100,000.00	-4,100,000.00	10/17/2016	10/17/2016	11/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS18OCT16	0010345914	USD	-27,941,000.00	-27,941,000.00	10/17/2016	10/17/2016	10/18/2016

Page 17/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS31OCT16	0010345925	USD	-10,000,000.00	-10,000,000.00	10/17/2016	10/17/2016	10/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS8NOV16	0010345930	USD	-25,000,000.00	-25,000,000.00	10/17/2016	10/17/2016	11/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS21OCT16	0010345931	USD	-5,000,000.00	-5,000,000.00	10/17/2016	10/17/2016	10/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS19OCT16	0010346068	USD	-112,000,000.00	-112,000,000.00	10/18/2016	10/18/2016	10/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19DEC16	0010346098	USD	-3,000,000.00	-3,000,000.00	10/18/2016	10/18/2016	12/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS20OCT16	0010346158	USD	-120,000,000.00	-120,000,000.00	10/19/2016	10/19/2016	10/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS25NOV16	0010346202	USD	-45,000,000.00	-45,000,000.00	10/19/2016	10/19/2016	11/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS20OCT16	0010346206	USD	-120,000,000.00	-120,000,000.00	10/19/2016	10/19/2016	10/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS1NOV16	0010346207	USD	-400,000,000.00	-400,000,000.00	10/19/2016	10/19/2016	11/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS20OCT16	0010346210	USD	-124,000,000.00	-124,000,000.00	10/19/2016	10/19/2016	10/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS25OCT16	0010346277	USD	-10,000,000.00	-10,000,000.00	10/19/2016	10/19/2016	10/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS26OCT16	0010346473	USD	-125,000,000.00	-125,000,000.00	10/25/2016	10/25/2016	10/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS29NOV16	0010346621	USD	-30,079,000.00	-30,079,000.00	10/28/2016	10/28/2016	11/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS1NOV16	0010346701	USD	-125,000,000.00	-125,000,000.00	10/31/2016	10/31/2016	11/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010346728	USD	-43,000,000.00	-43,000,000.00	10/31/2016	11/1/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS2NOV16	0010346972	USD	-120,000,000.00	-120,000,000.00	11/1/2016	11/1/2016	11/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS1DEC16	0010346973	USD	-30,000,000.00	-30,000,000.00	11/1/2016	11/1/2016	12/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347016	USD	-18,000,000.00	-18,000,000.00	11/1/2016	11/1/2016	11/30/2016

Page 18/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347017	USD	-41,000,000.00	-41,000,000.00	11/1/2016	11/1/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347036	USD	-50,000,000.00	-50,000,000.00	11/2/2016	11/2/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347037	USD	-54,000,000.00	-54,000,000.00	11/2/2016	11/2/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS1DEC16	0010347043	USD	-25,000,000.00	-25,000,000.00	11/2/2016	11/3/2016	12/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347067	USD	-17,000,000.00	-17,000,000.00	11/2/2016	11/2/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347072	USD	-22,600,000.00	-22,600,000.00	11/2/2016	11/2/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS1DEC16	0010347186	USD	-16,840,000.00	-16,840,000.00	11/3/2016	11/3/2016	12/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS4NOV16	0010347187	USD	-120,000,000.00	-120,000,000.00	11/3/2016	11/3/2016	11/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS14DEC16	0010347218	USD	-500,000,000.00	-500,000,000.00	11/3/2016	11/4/2016	12/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS4NOV16	0010347239	USD	-120,000,000.00	-120,000,000.00	11/3/2016	11/3/2016	11/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS28NOV16	0010347266	USD	-8,000,000.00	-8,000,000.00	11/3/2016	11/3/2016	11/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28NOV16	0010347267	USD	-250,000,000.00	-250,000,000.00	11/3/2016	11/4/2016	11/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS7NOV16	0010347463	USD	-120,000,000.00	-120,000,000.00	11/4/2016	11/4/2016	11/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7NOV16	0010347467	USD	-120,000,000.00	-120,000,000.00	11/4/2016	11/4/2016	11/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS28NOV16	0010347482	USD	-250,000,000.00	-250,000,000.00	11/4/2016	11/7/2016	11/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS8NOV16	0010347517	USD	-120,000,000.00	-120,000,000.00	11/7/2016	11/7/2016	11/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8NOV16	0010347520	USD	-120,000,000.00	-120,000,000.00	11/7/2016	11/7/2016	11/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS28NOV16	0010347528	USD	-150,000,000.00	-150,000,000.00	11/7/2016	11/8/2016	11/28/2016

Page 19/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS8NOV16	0010347547	USD	-68,000,000.00	-68,000,000.00	11/7/2016	11/7/2016	11/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347552	USD	-10,000,000.00	-10,000,000.00	11/7/2016	11/7/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS10NOV16	0010347734	USD	-120,000,000.00	-120,000,000.00	11/9/2016	11/9/2016	11/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS10NOV16	0010347735	USD	-120,000,000.00	-120,000,000.00	11/9/2016	11/9/2016	11/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS10NOV16	0010347736	USD	-85,000,000.00	-85,000,000.00	11/9/2016	11/9/2016	11/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS9DEC16	0010347737	USD	-100,000,000.00	-100,000,000.00	11/9/2016	11/9/2016	12/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347738	USD	-5,000,000.00	-5,000,000.00	11/9/2016	11/9/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS14NOV16	0010347776	USD	-120,000,000.00	-120,000,000.00	11/10/2016	11/10/2016	11/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14NOV16	0010347780	USD	-62,000,000.00	-62,000,000.00	11/10/2016	11/10/2016	11/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14NOV16	0010347781	USD	-55,000,000.00	-55,000,000.00	11/10/2016	11/10/2016	11/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010347797	USD	-5,000,000.00	-5,000,000.00	11/10/2016	11/10/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS15NOV16	0010347830	USD	-120,000,000.00	-120,000,000.00	11/14/2016	11/14/2016	11/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15NOV16	0010347849	USD	-120,000,000.00	-120,000,000.00	11/14/2016	11/14/2016	11/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15NOV16	0010347858	USD	-75,000,000.00	-75,000,000.00	11/14/2016	11/14/2016	11/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS16DEC16	0010347880	USD	-5,000,000.00	-5,000,000.00	11/14/2016	11/14/2016	12/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS15DEC16	0010347881	USD	-10,870,000.00	-10,870,000.00	11/14/2016	11/14/2016	12/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS12DEC16	0010347896	USD	-17,800,000.00	-17,800,000.00	11/14/2016	11/14/2016	12/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS16NOV16	0010347981	USD	-120,000,000.00	-120,000,000.00	11/15/2016	11/15/2016	11/16/2016

Page 20/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS16NOV16	0010347983	USD	-120,000,000.00	-120,000,000.00	11/15/2016	11/15/2016	11/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS15DEC16	0010347996	USD	-10,700,000.00	-10,700,000.00	11/15/2016	11/15/2016	12/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS16DEC16	0010348000	USD	-30,000,000.00	-30,000,000.00	11/15/2016	11/16/2016	12/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS19DEC16	0010348001	USD	-30,000,000.00	-30,000,000.00	11/15/2016	11/18/2016	12/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS15DEC16	0010348003	USD	-4,260,000.00	-4,260,000.00	11/15/2016	11/15/2016	12/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS17NOV16	0010348036	USD	-124,655,000.00	-124,655,000.00	11/16/2016	11/16/2016	11/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS15DEC16	0010348105	USD	-50,000,000.00	-50,000,000.00	11/16/2016	11/17/2016	12/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS18NOV16	0010348209	USD	-120,000,000.00	-120,000,000.00	11/17/2016	11/17/2016	11/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS20DEC16	0010348234	USD	-500,000,000.00	-500,000,000.00	11/17/2016	11/17/2016	12/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS16DEC16	0010348261	USD	-300,000,000.00	-300,000,000.00	11/17/2016	11/18/2016	12/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16DEC16	0010348329	USD	-100,000,000.00	-100,000,000.00	11/18/2016	11/18/2016	12/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS22NOV16	0010348424	USD	-120,000,000.00	-120,000,000.00	11/21/2016	11/21/2016	11/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22NOV16	0010348425	USD	-100,000,000.00	-100,000,000.00	11/21/2016	11/21/2016	11/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22NOV16	0010348426	USD	-120,000,000.00	-120,000,000.00	11/21/2016	11/21/2016	11/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS23NOV16	0010348465	USD	-120,000,000.00	-120,000,000.00	11/22/2016	11/22/2016	11/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS15DEC16	0010348472	USD	-5,000,000.00	-5,000,000.00	11/22/2016	11/22/2016	12/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS29DEC16	0010348473	USD	-20,000,000.00	-20,000,000.00	11/22/2016	11/29/2016	12/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS13DEC16	0010348495	USD	-29,000,000.00	-29,000,000.00	11/23/2016	11/28/2016	12/13/2016

Page 21/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS23DEC16	0010348515	USD	-8,000,000.00	-8,000,000.00	11/28/2016	11/28/2016	12/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS8DEC16	0010348520	USD	-100,000,000.00	-100,000,000.00	11/28/2016	11/28/2016	12/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS29NOV16	0010348538	USD	-120,000,000.00	-120,000,000.00	11/28/2016	11/28/2016	11/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29NOV16	0010348540	USD	-120,000,000.00	-120,000,000.00	11/28/2016	11/28/2016	11/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010348588	USD	-120,000,000.00	-120,000,000.00	11/29/2016	11/29/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010348589	USD	-120,000,000.00	-120,000,000.00	11/29/2016	11/29/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS1DEC16	0010348699	USD	-120,000,000.00	-120,000,000.00	11/30/2016	11/30/2016	12/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1DEC16	0010348700	USD	-120,000,000.00	-120,000,000.00	11/30/2016	11/30/2016	12/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010348785	USD	-48,000,000.00	-48,000,000.00	11/30/2016	12/1/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010348788	USD	-23,000,000.00	-23,000,000.00	11/30/2016	12/1/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS2DEC16	0010349046	USD	-120,000,000.00	-120,000,000.00	12/1/2016	12/1/2016	12/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2DEC16	0010349047	USD	-120,000,000.00	-120,000,000.00	12/1/2016	12/1/2016	12/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2DEC16	0010349049	USD	-50,000,000.00	-50,000,000.00	12/1/2016	12/1/2016	12/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010349053	USD	-20,000,000.00	-20,000,000.00	12/1/2016	12/1/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010349057	USD	-7,000,000.00	-7,000,000.00	12/1/2016	12/1/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010349059	USD	-43,000,000.00	-43,000,000.00	12/1/2016	12/1/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS5DEC16	0010349072	USD	-120,000,000.00	-120,000,000.00	12/2/2016	12/2/2016	12/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS5DEC16	0010349081	USD	-120,000,000.00	-120,000,000.00	12/2/2016	12/2/2016	12/5/2016

Page 22/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS5DEC16	0010349089	USD	-130,000,000.00	-130,000,000.00	12/2/2016	12/2/2016	12/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS6DEC16	0010349198	USD	-120,000,000.00	-120,000,000.00	12/5/2016	12/5/2016	12/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS6DEC16	0010349200	USD	-120,000,000.00	-120,000,000.00	12/5/2016	12/5/2016	12/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS29DEC16	0010349201	USD	-20,000,000.00	-20,000,000.00	12/5/2016	12/5/2016	12/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29DEC16	0010349202	USD	-50,000,000.00	-50,000,000.00	12/5/2016	12/5/2016	12/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS7DEC16	0010349240	USD	-120,000,000.00	-120,000,000.00	12/6/2016	12/6/2016	12/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7DEC16	0010349258	USD	-120,000,000.00	-120,000,000.00	12/6/2016	12/6/2016	12/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS8DEC16	0010349271	USD	-120,000,000.00	-120,000,000.00	12/7/2016	12/7/2016	12/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8DEC16	0010349316	USD	-120,000,000.00	-120,000,000.00	12/7/2016	12/7/2016	12/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS22DEC16	0010349342	USD	-60,000,000.00	-60,000,000.00	12/7/2016	12/9/2016	12/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010349381	USD	-5,000,000.00	-5,000,000.00	12/7/2016	12/7/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS9DEC16	0010349453	USD	-120,000,000.00	-120,000,000.00	12/8/2016	12/8/2016	12/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS9DEC16	0010349509	USD	-120,000,000.00	-120,000,000.00	12/8/2016	12/8/2016	12/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS12DEC16	0010349802	USD	-120,000,000.00	-120,000,000.00	12/9/2016	12/9/2016	12/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12DEC16	0010349803	USD	-120,000,000.00	-120,000,000.00	12/9/2016	12/9/2016	12/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS13DEC16	0010349805	USD	-120,000,000.00	-120,000,000.00	12/12/2016	12/12/2016	12/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS13DEC16	0010349837	USD	-5,000,000.00	-5,000,000.00	12/12/2016	12/12/2016	12/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS14DEC16	0010349893	USD	-57,000,000.00	-57,000,000.00	12/13/2016	12/13/2016	12/14/2016

Page 23/24

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term October 01, 2016 through December 31, 2016

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS14DEC16	0010349894	USD	-150,000,000.00	-150,000,000.00	12/13/2016	12/13/2016	12/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010349895	USD	-6,000,000.00	-6,000,000.00	12/13/2016	12/13/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS14DEC16	0010349899	USD	-100,000,000.00	-100,000,000.00	12/13/2016	12/13/2016	12/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS15DEC16	0010349909	USD	-120,000,000.00	-120,000,000.00	12/14/2016	12/14/2016	12/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15DEC16	0010349944	USD	-25,000,000.00	-25,000,000.00	12/14/2016	12/14/2016	12/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS23DEC16	0010350415	USD	-12,500,000.00	-12,500,000.00	12/22/2016	12/22/2016	12/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS29DEC16	0010350462	USD	-250,000,000.00	-250,000,000.00	12/28/2016	12/28/2016	12/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29DEC16	0010350463	USD	-50,000,000.00	-50,000,000.00	12/28/2016	12/28/2016	12/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29DEC16	0010350465	USD	-21,351,000.00	-21,351,000.00	12/28/2016	12/28/2016	12/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29DEC16	0010350466	USD	-160,000,000.00	-160,000,000.00	12/28/2016	12/28/2016	12/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010350470	USD	-40,000,000.00	-40,000,000.00	12/28/2016	12/28/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS29DEC16	0010350471	USD	-5,000,000.00	-5,000,000.00	12/28/2016	12/28/2016	12/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010350542	USD	-100,000,000.00	-100,000,000.00	12/29/2016	12/29/2016	12/30/2016

Sub-total Maturing Borrowings - United States Dollar			-17,189,554,000.00	-17,189,554,000.00

Page 24/24